October 13, 2006

Cheryl Grant

Senior Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE - Mail Stop 3720

Washington, D.C. 20549

Re:	Transforma Acquisition Group Inc.

Registration Statement on Form S-1

File No. 333-137263

Dear Ms. Grant:

On behalf of our client, Transforma Acquisition Group Inc., a Delaware corporation (the “Registrant”), enclosed for review by the Securities and Exchange Commission (the “Commission”) are four (4) copies of Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-137263, of the Registrant (as amended, the “Registration Statement”), two (2) of which are marked to show changes to the Registration Statement filed on September 12, 2006. The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated October 10, 2006 (the “Comment Letter”) and to effect such other changes as the Registrant deems appropriate.

Set forth below are the responses of the Registrant to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Registrant. Page numbers refer to page numbers of the Registration Statement as submitted on the date of this letter.

Cheryl Grant

October 13, 2006

General

1.	Please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing us that the NASD has no objections.

The proposed terms and arrangements of the underwriting have been submitted to the NASD. At this time the NASD has not given its clearance. We will undertake to provide the Staff with a copy of the NASD’s no objections letter once received.

2.	We encourage you to file all remaining exhibits with your next amendment or otherwise furnish us drafts of your legality opinion, underwriting agreement and warrant agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

The Registrant intends to file an Exhibits only Amendment to the Registration Statement in the next two weeks. The Registrant will file the form of legal opinion, the underwriting agreement, and the warrant agreement in connection with such Exhibits only Amendment to the Registration Statement or as soon as practicable thereafter.

3.	We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by VentureOne, National Venture Capital Association and others. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

The Registrant has provided, in the form of Exhibit A attached hereto, marked copies of the materials that support the data and other figures cited by the Registrant in the Registration Statement. The industry reports that the Registrant cites are publicly available (some for a fee), and the Registrant confirms that none of such reports were prepared specifically for the Registrant for the Registration Statement.

Cheryl Grant

October 13, 2006

Prospectus Cover Page

4.	Please revise to decrease the length and density of the prospectus cover page by focusing only on information that is key to an investment decision and increasing the font size to a readable size.

The Registrant has revised the disclosure on the prospectus cover page in accordance with the Staff’s comment.

5.	Please delete your references to joint book-running managers. If necessary, you may provide this information on the outside back cover page.

The Registrant has revised the disclosure on the prospectus cover page in accordance with the Staff’s comment. The Registrant has included the reference to the Joint Book-Running Managers on the outside back cover page.

Prospectus Summary, page 1

6.	Please revise and reduce the introductory subsection that is in all italics, which comprises over half the length of the prospectus summary’s first page. To the extent that definitions are apparent, such as the definitions of “we,” “us,” “Transforma,” “our executive officers and directors,” and “our team,” please delete them. To the extent that information is material, incorporate it into the regular text where you haven’t repeated the information already. For example, you define references to “business combination” in the third, italicized bullet point. Since this is the primary purpose of your company and the offering, you should highlight this within the summary discussion itself, which you largely do in the first sentence of the regular text.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

7.	Furthermore, please revise to decrease the length of your summary. It should discuss only the key aspects of the offering and the extent of your operations. Consider eliminating here, or significantly reducing, the team and key success factors discussions, which are more appropriate for your proposed business section
.

Cheryl Grant

October 13, 2006

The Registrant has reduced the length of the summary in accordance with the Staff’s comment.

Interest earned on the trust account, page 7

8.	Disclose here, and in the risk factor “If the net proceeds from this offering not being placed in the trust account...” on page 20, the applicable interest rate you expect to earn on the trust account that would result in your receipt of approximately $1.5 million in interest annually.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

Risks, page 14

9.	Since your risk factors immediately follow the summary, substantially reduce the disclosure in this subsection. Furthermore, consider whether you should highlight any of the risks in the narrative discussion at the beginning of the prospectus summary.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

Selected Financial Data, page 14

10.	We note that you have included the application of the proceeds from the private placement of the warrants within the “as adjusted” column. Please separately present the effect of the private placement in a pro forma subtotal column before the “as adjusted” column so that its impact immediately before the offering is transparent to investors. You should also make a similar revision to your Capitalization disclosure on page 45.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

Cheryl Grant

October 13, 2006

Risk Factors, page 16

We may not be able to consummate a business combination..... page 16

11.	To assist investors in realizing the likelihood of the risk, disclose the initial per share amount of the offering proceeds to be deposited into the trust account.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

12.	Furthermore, briefly note how “fair market value” will be measured. For example, clarify whether you will employ an investment banking firm to provide its independent valuation of the to-be-acquired business or use the negotiated purchase price of the target business.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

We may be unable to obtain additional financing…. page 26

13.	To assist investors in assessing the described risk, delete the mitigating language “Although we believe that the net proceeds of this offering will be sufficient to allow us to complete a business combination.”

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

Use of Proceeds, page 39

14.	Please provide a table that sets forth the use of the proceeds not held in the trust account, including the portion of interest income on the trust account that you may receive. Provide further details regarding how proceeds not held in the trust account will be used for working capital.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

15.	It appears that you should include in gross proceeds the $200,000 in promissory notes you received from your executive officers and

Cheryl Grant

October 13, 2006

directors. Please include this amount in gross proceeds or tell us why you don’t believe it is necessary for an understanding of how you will pay the expenses of the offering. In addition, please note when and from what line item the promissory notes will be repaid, if they will be repaid with proceeds from the offering.

The Registrant has revised the disclosure to include a footnote to the Use of Proceeds table on page 39 to indicate that certain of the offering expenses have been paid to date with the proceeds from the $200,000 in promissory notes advanced to the Registrant from the Registrant’s existing stockholders.

The Registrant has reviewed and considered the Staff’s comment, but respectfully submits to the Staff that the Registrant does not believe that it would be appropriate to include the $200,000 in promissory notes in the body of the table under gross proceeds. The purpose of such advances is to provide cash for certain of the Registrant’s offering expenses which are, and some of which have been, paid prior to the completion of the offering. The Registrant will then repay such advances upon the completion of the offering, a payment which will have no impact on the gross proceeds or offering expenses. The inclusion of the loan repayment would appear to count certain of the offering expenses twice and, accordingly, we do not believe that its inclusion would be appropriate. Furthermore, to include the $200,000 in gross proceeds and the repayment in offering expenses would have no impact on the net cash proceeds from the offering or the amount to be placed in the trust account.

Dilution, page 43

16.	Quantify the dilution to new investors if the underwriters fully exercise the over-allotment option.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

Management’s Discussion and Analysis, page 46

17.	Discuss the material terms of the promissory notes and when and how they will be repaid.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

Cheryl Grant

October 13, 2006

Management, page 65

Directors and Executive Officers, page 65

18.	Where you have not done so already, please clarify in the description of each person’s business background whether the companies mentioned are or were public or private companies.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment by indicating that a mentioned company is or was a public company as follows: either stating directly that such company is or was a public company or including the ticker symbol for such company.

19.	We note that Mr. Burstein serves on the board of directors of Juniper Partners Acquisition Corp., another blank check company formed in 2005 for the purpose of effecting a business combination. Please provide an update on the status of Juniper Partners’ efforts to acquire a target business.

On September 21, 2006, Juniper Partners Acquisition Corp. (“Juniper”) filed a registration statement on Form S-4 (the “Juniper S-4”) in connection with its proposed acquisition of Firestone Communications, Inc. (“Firestone”). According to the Juniper S-4, certain of Firestone’s stockholders holding a majority of the outstanding voting shares of Firestone have approved the proposed transaction. However, the transaction is still subject to the approval of Juniper’s stockholders. We have been informed by Mr. Burstein that he intends to resign from Juniper’s Board of Directors upon Juniper’s receipt of such Juniper stockholder approval.

Conflicts of Interest, page 68

20.	Address whether potential conflict of interest exists in management’s holding warrants that management may decide to call for redemption under particular circumstances. Disclose the factors that management may consider in determining whether and when to call the warrants for redemption.

The Registrant respectfully submits that although management’s election to call the warrants for redemption may result in risks to holders of the warrants as disclosed in the section entitled “Risk Factors – We may

Cheryl Grant

October 13, 2006

choose to redeem our outstanding warrants at a time that is disadvantageous to our warrant holders,” these risks do not constitute a conflict of interest. Management’s election to redeem the warrants may result in public holders being obligated to choose either to pay the exercise price for their warrants at a time that it may not be advantageous for them to do so or to sell their warrants at a price below the current market price, even though the per share price of the underlying common stock must be at least $11.50, or $5.50 above the exercise price per warrant. Additionally, in these circumstances, some holders may not wish to pay the exercise price and will only receive the nominal redemption price per warrant. Each of these risks to investors is disclosed in the risk factors section.

We respectfully submit to the Staff that a redemption of the warrants would affect all holders, including management. Management, under the terms of their warrants disclosed in the prospectus, have the right to exercise their warrants on a “cashless” basis, whether or not the warrants have been called for redemption. Although management would not be subject to the same risks as public holders in the case of redemption, this situation has been fully disclosed in the Registration Statement.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

Certain Relationships and Related Party Transactions, page 72

21.	Refer to the first paragraph. We note that 703,125 of the common shares owned by existing shareholders are subject to forfeiture if the underwriters’ over-allotment option is not exercised in full. Explain to us in detail the forfeiture process and disclose whether original capital would be returned to existing shareholders after the forfeiture. If so, explain to us why you do not report these shares outside of permanent equity. Also, tell us and disclose how you intend to account for these forfeitures in your financial statements.

The Registrant’s existing stockholders have agreed to forfeit up to 703,125 of the Registrant’s common shares owned by them if the underwriters’ over-allotment option is not exercised in full. In such circumstance, the existing stockholders would return such shares to the Registrant for cancellation. The Registrant is not, and will not be, obligated to return to the existing stockholders any of their original invested capital in

Cheryl Grant

October 13, 2006

connection with such forfeiture and cancellation. Accordingly, the Registrant and its advisors believe permanent equity classification to be appropriate.

In connection with any such forfeiture, the Registrant will record on the date of such forfeiture the aggregate fair value of the shares forfeited and returned to treasury stock and a corresponding credit to additional paid-in capital based on the difference between the fair market value of the shares of common stock forfeited and the price paid to the Registrant for such forfeited shares (approximately $3,261 for 703,125 shares). The Registrant will immediately cancel such forfeited shares upon receipt which would result in the retirement of the treasury stock and a corresponding charge to additional paid-in capital.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

Signature page

22.	Please specify, by parenthetical next to the officer’s title, which officer is signing in the capacity of your principal accounting officer or controller.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

[remainder of page intentionally left blank]

Cheryl Grant

October 13, 2006

We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.

The Registrant intends to file an Exhibits only Amendment to the Registration Statement within the next two weeks.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

Very truly yours,

/s/ Brent Salmons
Brent Salmons

cc:	Larry J. Lenhart

Jon Lambert

Samir A. Gandhi

Cheryl Grant

October 13, 2006

Exhibit A

Support Materials

(in response to Comment No. 3)

TRANSFORMA ACQUISITION GROUP INC.

S1 FILING

SUPPORTING MATERIALS FOR INDUSTRY

DATA AND THIRD PARTY INFORMATION

•	Ability to Consummate Successful Acquisition Transactions. While at, or in their capacities as advisors to, such entities as Millennium Technology Ventures, The Blackstone Group, Salomon Brothers, Deloitte Consulting, Apple Computer, Pepsi-Cola, Symantec, EDS, Sun Microsystems, Microsoft, Sony, META Group and Gartner, our team members have successfully analyzed, negotiated, structured and consummated numerous acquisition transactions, including related financing transactions, often in compressed periods of time. We believe this experience provides us with a significant advantage given the limited amount of time we will have to consummate our initial business combination.

Key Success Factors for Operational Improvement Post Business Combination

•	Extensive Operations and Leadership Experience. We believe that our management team brings together a complementary and comprehensive set of leadership experiences in the fields required to drive our success. All of our team members have previously served as either chief executive officer, chief financial officer, or managing partner of entities in the technology, media or telecommunications industries, ranging from early stage start-ups to well-established public companies.

•	Experience in Operational Execution and Ability to Quickly Drive Operational Improvements. Members of our management team have successfully managed operational turnarounds of under-performing businesses in the technology, media or telecommunications industries. They did so by implementing both short-term operational improvements and long-term transformative strategies at decisive points in the history of their companies that often led to improved operating margins, and increased revenue and market capitalization. For instance, as president and chief executive officer of Requisite Technology, Inc., Mr. Lenhart led a management team that undertook to stem the tide of declining revenue and negative cash flow and, as a result, Requisite Technology posted five consecutive quarters of positive cash flow and net income prior to its sale. During Mr. Sculley’s tenure as chief executive officer of Apple Computer, its revenue grew from $1.2 billion to over $7.9 billion. As chief executive officer of Symantec, Mr. Eubanks took the company from its infancy in 1983 to its initial public offering in June 1989, and from 1989 to 1999 oversaw growth in its market capitalization and revenue from $67 million and $40 million to $919 million and $592 million, respectively.

•	Significant Experience in Integrating Businesses. Members of our management team have had high-level responsibility for the integration of acquisitions and roll-ups in our target industries. In the event that we make multiple acquisitions, we believe that we have the experience, skill and knowledge to integrate our acquisitions successfully.

Key Success Factors for Implementing a Transformative Growth Strategy

•	Strategic Implementation. Members of our team have demonstrated the ability to create, implement and continuously refine growth strategies. For instance, Mr. Eubanks successfully led Symantec’s entrance into the anti-virus market and, subsequently, through the $75 million acquisition of Peter Norton Computing, the utility market. In addition, Mr. Burstein founded Squibnocket Partners LLC, an innovative content and media company that has published several global bestselling books, co-produced documentary films and been involved in the emerging businesses of web video, blogs, and wikis.

•	Experience Transforming Operations. Our team members’ experience includes implementing new strategies, and developing and launching new and innovative products in response to macroeconomic, business, cultural, market, and technological trends. For example, during Mr. Sculley’s tenure as chief executive officer of Apple Computer, he oversaw the successful development and launch of several innovative products including the Macintosh computer, QuickTime multimedia, and the PowerBook notebook computer, and some of the first widely-available product offerings in the then emerging desktop publishing and digital photography segments.

•	International Experience. We believe that the extensive international business and operational experience of our team members provides us with a unique perspective on international growth

“Experience in Operational Execution and Ability to Quickly Drive Operational Improvements” section in the S-1

MARKET CAP AND REVENUE DETAILS

Apple

John Sculley joined the firm on April 1983 and left October 1993

Market cap calculation details

	4/1/1983	10/1/1993	% Change
Diluted Shares	59.4	116.3
Unadjusted Share Price	$42.25	$22.75

Market Capitalization	$2,508.7	$2,646.1	5.5%

Revenue Details

	3/31/1984	9/24/1993
Revenue	$1,157	$7,977	589.6%

Note: This number calculated by subtracting the 6 months ended April1, 1983 from the year ended September 30, 1983 and adding the 6 months ended is March 30, 1984.

Symantec

Eubanks joined the firm in 1983 and left April 1999— Symantec went public in 1989.

Market Cap calculation details

	6/23/1989	4/1/1999	% Change
Diluted Shares	5.8	57.0
Unadjusted Share Price	$11.50	$16.13

Market Capitalization	$67.2	$919.1	1267.7%

Revenue Details

	3/31/1989	3/31/1999
Revenue	$40	$593	1385.8%

Treasury Stock Method

SYMANTEC -1999
Share Price	$16.13
Outstanding	Strike	Shares	Proceeds	Net Adj.
4.078	$12.57	4.078	$51	0.90
3.509	$19.01	—	—	—
2.941	$25.66	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—

10.528		4.078	$51	0.9

		Basic Shares		56.1

		Diluted Shares		57.0

APPLE -1993
Share Price	$22.75

Outstanding	Strike	Shares	Proceeds	Net Adj.
13.096	$37.75	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—
—	—	—	—	—

13		13.096	—	—

	Basic Shares			116.3

	Diluted Shares			116.3

Unsplit and Unadjusted Price:

	4/1/1983	10/1/1993
AAPL	42.25	22.75

	6/23/1989	4/1/1999
SYMC	11.5	16.125

Original

B 26—452

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-K A713500

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended September 30, 1983

Commission File Number 0-10030

APPLE COMPUTER, INC.

(Registrant)

Incorporated in the State of California

I.R.S. Employer Identification No. 94-2404110

20525 Mariani Avenue, Cupertino, California 95014

Telephone: (408) 996-1010

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common stock, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

The aggregate market value of voting stock held by nonaffiliates of the registrant was approximately $913,362,398 as of November 25, 1983, based upon the closing price reported for such date. Shares of Common Stock held by each officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

At November 25, 1983, 59,378,283 shares of the registrant’s common stock were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts I and II incorporate information by reference to the Annual Report to Shareholders for the fiscal year ended September 30, 1983. Part III is incorporated by reference to the definitive proxy statement dated December 6, 1983, for the 1983 Annual Meeting of Shareholders.

Apple Computer, Inc.

Consolidated Statements of Income

Three years ended September 30, 1983 (In thousands, except per share amounts)	1983	1982	1981
Net sales	$982,769	$583,061	$334,783

Costs and expenses:
Cost of sales	505,765	288,001	170,124
Research and development	60,040	37,979	20,956
Marketing and distribution	229,961	119,945	55,369
General and administrative	57,364	34,927	22,191

	853,130	480,852	268,640

Operating income	129,639	102,209	66,143
Interest, net	16,483	14,563	10,400

Income before taxes on income	146,122	116,772	76,543
Provision for taxes on income	69,408	55,466	37,123

Net income	$76,714	$61,306	$39,420

Earnings per common and common equivalent share	$1.28	$1.06	$.70

Common and common equivalent shares used in the calculation of earnings per share	59,867	57,798	56,161

See accompanying notes.

PART I. FINANCIAL INFORMATION

Item I. Financial Statements

APPLE COMPUTER, INC.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(In Thousands, Except Per Share Amounts)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	March 30, 1984	April 1, 1983	March 30, 1984	April 1, 1983
Net sales	$300,103	$227,982	$616,332	$442,275

Costs and expenses:
Cost of sales	178,328	111,066	361,156	209,474
Research and development	13,197	10,749	38,466	25,088
Marketing and distribution	76,219	50,651	163,522	97,334
General and administrative	19,546	13,084	34,914	26,889

	287,290	185,550	598,058	358,785

Operating income	12,813	42,432	18,274	83,490
Net interest and other income	3,791	4,398	8,916	9,456

Income before taxes on income	16,604	46,830	27,190	92,946
Provision for taxes on income	7,472	22,947	12,236	45,544

Net income	$9,132	$23,883	$14,954	$47,402

Earnings per common and common equivalent share	$.15	$.40	$.25	$.80

Common and common equivalent shares used in the calculation of earnings per share	60,850	59,748	60,443	59,389

See accompanying notes.

APPLE COMPUTER INC	Filing Date: 09/24/93

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 24, 1993

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-10030

APPLE COMPUTER, INC.

(Exact name of Registrant as specified in its charter)

CALIFORNIA	94-2404110
State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.

20525 Mariani Avenue Cupertino, California	95014
Address of principal executive offices	Zip Code

Registrant’s telephone number, including area code: (408) 996-1010

Securities registered pursuant to Section 12 (b) of the Act: None

Securities registered pursuant to Section 12 (g) of the Act:

Common Stock, no par value

Common Share Purchase Rights

(Titles of classes)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant’s knowledge, in definitive proxy or information statements incorporated by reference to Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

The aggregate market value of voting stock held by nonaffiliates of the Registrant was approximately $3,588,539,830 as of November 24, 1993, based upon the closing price on the NASDAQ National Market System reported for such date. Shares of Common Stock held by each executive officer and director and by each person who beneficially owns more than 5% of the outstanding Common Stock have been excluded in that such persons may under certain circumstances be deemed to be affiliates. This determination of executive officer or affiliate status is not necessarily a conclusive determination for other purposes.

116,314,07l shares of Common Stock Issued and Outstanding as of November 24, 1993

DOCUMENTS INCORPORATED BY REFERENCE,

Portions of the definitive Proxy Statement dated December 8, 1993 (the “Proxy Statement”, to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held January 26, 1994, are incorporated by reference into Parts I and III.

APPLE COMPUTER INC	Filing Date: 09/24/93

PART II

Item 5. Market for the Registrant’s Common Equity and Related Stockholder Matters

The Company’s common stock is traded on the over-the-counter market and is quoted on the NASDAQ National Market System under the symbol AAPL, on the Tokyo Stock Exchange under the symbol APPLE, and on the Frankfurt Stock Exchange under the symbol APCD. Options are traded on the Chicago Board Options Exchange and the American Stock Exchange. Information regarding the Company’s high and low reported closing prices for its common stock and the number of shareholders of record is set forth in Part II, Item 8 of this Form 10-K under the heading “Selected Quarterly Financial Information (Unaudited)” and is hereby incorporated by reference.

Item 6. Selected Financial Data

The following selected financial information has been derived from the Consolidated Financial Statements that have been audited by Ernst & Young, independent accountants. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this Form 10-K.

(Tabular amounts in thousands, except per share amounts)

ANNUAL
Five	fiscal years ended September 24, 1993

	1993	1992	1991	1990	1989
Net sales	$7,976,954	$7,086,542	$6,308,849	$5,558,435	$5,284,013

Net income	$86,589	$530,373	$309,841	$474,895	$454,033

Earnings per common and common equivalent share	$0.73	$4.33	$2.58	$3.77	$3.53
Cash dividends declared per common share	$0.48	$0.48	$0.48	$0.44	$0.40
Common and common equivalent shares used in the calculations of earnings per share	119,125	122,490	120,283	125,813	128,669
Cash, cash equivalents, and short-term investments	$892,303	$1,435,500	$892,719	$997,091	$808,950
Total assets	$5,171,412	$4,223,693	$3,493,597	$2,975,707	$2,743,899
Deferred income taxes	$629,832	$610,803	$509,870	$501,832	$362,910

Net income for fiscal year 1989 includes a pretax gain of approximately $79 million ($48 million, or $0.37 per share, after taxes) from the Company’s sale of its common stock of Adobe Systems Incorporated.

APPLE COMPUTER INC	Filing Date: 09/24/93

The 1987 Plan permits the granting of nonstatutory options to certain officers of the Company to purchase Apple common stock at prices not less than 75% of the fair market value on the date of grant. Options under the 1987 Plan are not exercisable for 18 months after the date of grant, and then become exercisable at varying rates over the subsequent 7 years, based on continued service to the Company.

On August 5, 1993, the Board of Directors adopted a resolution allowing employees below the level of vice president to exchange 1.5 options at their existing option price for 1.0 new options having an exercise price of $24.25 per share, the fair market value of the Company’s common stock on September 14, 1993. Options received under this program are subject to 1 year of additional vesting such that the new vesting date for each vesting portion will be the later of September 15, 1994, or the original vesting date plus 1 year. Approximately 4.1 million options were exchanged under this program.

Summarized information regarding the Company’s stock option plans as of September 24, 1993, which includes the grants made under the exchange program described in the preceding paragraph, is as follows:

	(In thousands, except per share amounts)
	Number of Shares	Price Per Share
Outstanding at September 25, 1992	14,462	$7.50 -$ 68.00
Granted	5,728
Excerised	(1,730)	$7.50 -$ 57.75
Expired or canceled	(5,364)
Outstanding at September 24, 1993	13,096	$7.50 -$ 68.00
Exercisable	6,219
Reserved for issuance	17,909
Available for future grant	4,817

Restricted Stock Plan

On April 1, 1993, the Company’s Board of Directors approved a Restricted Stock Plan for officers of the Company (the RSP), which became effective July 1, 1993, subject to shareholder approval in January 1994. The RSP is designed to provide an incentive for officers to continue to own shares of the Company’s common stock acquired upon exercise of options under any of the Company’s Stock Option Plans, thus more closely aligning officers’ financial interests with those of the shareholders. The RSP provides that officers who exercise stock options and continue to hold the exercised shares for at least 3 years will receive up to three Awards of shares of restricted stock. Each such Award is for one-third the number of shares held for the requisite retention period. Each restricted stock Award granted pursuant to the plan becomes fully vested 3 years after the grant date, provided that the officer maintains continuous employment with the Company and that other vesting requirements are met.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan (the Purchase Plan) under which substantially all employees may purchase common stock through payroll deductions at a price equal to 85% of the lower of the fair market values as of the beginning or end of the offering period. Stock purchases under the Purchase Plan are limited to 10% of an employee’s compensation. In January 1993, the Company’s shareholders approved an amendment to the Purchase Plan proposed by the Board of Directors to increase the number of shares reserved for issuance by 2 million shares. As of September 24, 1993, approximately 2.1 million shares were reserved for future issuance under the Purchase Plan.

SUMMARY

The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements appearing elsewhere in this Prospectus. Except for the Consolidated Financial Statements or as otherwise noted herein, the information contained in this Prospectus reflects the conversion of all outstanding shares of Convertible Preferred Stock into Common Stock as of the closing of this offering and the redemption of the Redeemable Series F Preferred Stock on May 4, 1989.

The Company

Symantec designs, delivers and supports a diversified line of microcomputer software products for the information management, productivity and software development needs of business and professional users. Most of the Company’s net revenues are derived from products that operate on the MS-DOS operating system. The Company also offers products for use on the Apple Macintosh and OS/2 operating systems. The Company’s 15 principal products, comprising both applications and systems software, are organized into five product groups: data management, project management, outlining and presentations, language products and utilities. The Company’s products include Q&A, Time Line, Symantec Utilities for Macintosh (SUM), MORE II, GrandView, THINK C, THINK Pascal and SQZ! Plus. The Company sells its products in the United States and Canada primarily through independent software distributors and major retail chains and in other countries under distribution arrangements with independent distributors. The Company’s sales strategy is to use a direct field sales force that, together with the Company’s resellers, works with major customers to encourage them to adopt Symantec’s products.

The Offering

Common Stock Offered by Company	1,050,000 shares
Common Stock Offered by Selling Stockholders(1)	520,000 shares
Common Stock Outstanding after the Offering	5,843,460 shares, See “Capitalization.”
Use of Proceeds	Working capital and general corporate purposes.
NASDAQ Symbol	SYMC

Summary Consolidated Financial Data

(in thousands, except per share data)

	Year Ended December 31,				Interim Three Months Ended March 31, 1988 (2)	Year Ended March 31, 1989 (2)
	1984	1985	1986	1987
Statement of Operations Data:
Net revenues	$—	$885	$6,126	$14,331	$6,092	$39,686
Operating income (loss)	(3,625)	(4,385)	(2,044)	(966)	69	4,044
Net income (loss)	(3,360)	(4,347)	(2,071)	(1,043)	(393)	3,157

Preferred stock accretion(3)				972	337	3,587
Net loss applicable to common stockholders	(3,360)	(4,347)	(2,071)	(2,015)	(720)	(430)
Net loss per share applicable to common stockholders	$(3.02)	$(2.37)	$(0.76)	$(0.55)	$(0.14)	$(0.08)
Shares used to compute per share data	1,179	1,837	2,737	3,650	5,258	5,277

					March 31, 1980
					Actual	As Adjusted (4)
Balance Sheet Data:
Working capital					$6,255	$14,998
Total assets					17,992	26,735
Long-term obligations less current portion					1,298	7,603
Redeemable preferred stock					7,305	—
Stockholders equity					3,908	13,651

(1)	Assume that the Underwriters’ over-allotment option is not exercised. See “Underwriting.”
(2)	Reflects a change in fiscal year end from December 31 to March 31.
(3)	Reflects the accounting treatment for the increasing, carrying value of the Redeemable Series F Preferred Stock. This Preferred Stock has been redeemed and, consequently, there will be no further accretion. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Overview.”
(4)	Adjusted to reflect the sale of 1,050,000 shares of Common Stock by the Company, the application of the estimated net proceeds therefrom and the redemption of the Redeemable Series F Preferred Stock. See “Use of Proceeds” and Note 9 of Notes to Consolidated Financial Statements.

SYMANTEC CORP	Filing Date: 04/02/99
67

SYMANTEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

Stock option balances are as follows:

(In thousands)	March 31,
	1999	1998
Authorized and/or outstanding	11,707	10,785
Available for future grants	1,179	1,457
Exercisable and vested	3, 965	3,173

The following tables summarize information about options outstanding at March 31, 1999:

	Outstanding options			Exercisable options
Range of Exercise Prices	Number of shares (in thousands)	Weighted average contractual life (in years)	Weighted average exercise price	Number of shares (in thousands)	Weighted average exercise price
$ 3.14 - $ 15.25	4,078	6.62	$12.57	2,462	$12.34
$ 15.26 - $ 22.63	3,509	8.56	19.01	865	17.84
$ 22.64 - $ 39.13	2,941	8.66	25.66	638	25.88

	10,528	7.84	18.37	3,965	15.72

These options will expire if not exercised by specific dates ranging from April 1999 to March 2009. Prices for options exercised during the three-year period ended March 31, 1999 ranged from $1.00 to $26.91.

We elected to follow APB Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for our employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, “Accounting for Stock-Based Compensation,” requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of our employee stock options generally equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in our financial statements.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if we had accounted for our employee stock options (including shares issued under the Employee Stock Purchase Plan, collectively called “options”) granted subsequent to March 31, 1995 under the fair value method of that statement. The fair value of options granted in fiscal 1998 and 1999 reported below has been estimated at the date of grant using Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

SYMANTEC CORP	Filing Date: 04/02/99
50

SYMANTEC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,
(In thousands, except net income per share)	1999	1998	1997
Net revenues	$592,628	$532,940	$452,933
Cost of revenues	96,558	87,431	83,033

Gross margin	496,070	445,509	369,900
Operating expenses:
Research and development	101,563	91,332	88,924
Sales and marketing	286,144	261,190	220,811
General and administrative	35,722	38,063	34,030
In-process research and development	27,465	—	3,050
Amortization of goodwill and other intangibles	6,405	—	—
Litigation judgment	5,825	—	—
Restructuring and other expenses	5,105	—	5,535

Total operating expenses	468,229	390,585	352,350

Operating income	27,841	54,924	17,550
Interest income	13,552	13,160	7,182
Interest expense	(1,839)	(1,218)	(1,402)
Income, net of expense, from sale of technologies and product lines	41,155	45,421	8,739
Other income (expense) , net	2,464	(190)	(1,691)

Income before income taxes	83,173	112,097	30,378
Provision for income taxes	32,972	27,008	4,340

Net income	$50,201	$85,089	$26,038

Net income per share - basic	$0.89	$1.52	$0.48

Net income per share - diluted	$0.86	$1.42	$0.47

Shares used to compute net income per share - basic	56,601	56,097	54,705

Shares used to compute net income per share - diluted	59,289	60,281	55,407

The accompanying Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements are an integral part of these statements.

•	Improvements in Management, Incentives, Culture and Efficiencies are Possible. Given the extensive prior experience of the members of our team in recruiting, mentoring, and providing proper incentives for executive teams, we believe we may be able to pursue potential acquisition targets that have a history of executive turnover and, as such, are viewed as less attractive to other buyers in the marketplace. By drawing on our own team’s diverse management and operational skills, we believe we may be able to enhance stockholder value in such situations.

Industry Thesis

Introduction

Our management team has extensive industry knowledge, operational experience, and long-standing professional relationships in the technology, media and telecommunications industries. Utilizing the collective skill and experience of our management team, we will seek to identify attractive acquisition candidates in the technology, media and telecommunications industries and consummate our initial business combination with an acquisition target that presents opportunities for (i) short-term enhancements in stockholder value through operational improvements, and (ii) long-term enhancements in stockholder value through the implementation of a transformative long-term growth strategy.

We believe that our focus on the technology, media and telecommunications industries will provide us with a large universe of investment opportunities based on:

•	the size of the technology, media and telecommunications industries;

•	the variety of participants in the sector; and

•	the technological advancements, the changes in the regulatory environment, and the macroeconomic, business, cultural and technological trends and market trends that continuously impact the growth dynamic of, and spawn new businesses in, the technology, media and telecommunications industries.

Technology, media and telecommunications industries are large and growing

According to the U.S. Bureau of Economic Analysis, the combined size of the U.S. technology, media and telecommunications industries is estimated to be over $950 billion by revenue. The industries are comprised of thousands of companies ranging from start-ups to early stage companies to well-established public companies. Ever-evolving technologies, changes in the regulatory environment, increasing customer sophistication and fierce competition are some of the factors shaping today’s technology, media and telecommunications industries.

Over the years, the influence of the technology, media and telecommunications industries on the U.S. economy has grown tremendously. The U.S. Bureau of Economic Analysis reports that:

•	the combined technology, media and telecommunications industries’ share of the GDP (adjusted for inflation) has rapidly increased from 3.4% in December 1987 to over 8.8% in December 2004; and

•	from 1990 through 2004, industry spending on information processing equipment and software in the U.S. exceeded industry spending on all other types of capital equipment and grew from approximately 32% of all nonresidential investment in 1990 to approximately 57% in 2004.

The impact of the technology, media and telecommunications industries on the U.S. economy is expected to continue to grow so long as technology is utilized to transform product performance and service delivery and to improve the flow of information. For instance, recent innovations in, and consumer demand for, digital technology, including web video, downloading movies from the Internet and digital radio subscriptions, have presented technology, media and telecommunications businesses with new platforms for products to reach customers.

Gross-Domestic-Product-by-industry Accounts

Real Value Added by Industry
[Billions of chained (2000) dollars]	“TMT Industries are large and growing” Section in the S-1
Release date: April 27, 2006	TMT SECTOR’S SHARE OF THE REAL GDP

	1987	1988	1989	1990		1991		1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003		2004
Information-communications-technology-producing industries/4/	78.1	87.7	95	100.6		103.7		112.8	123.2	143.7	171.6	206.4	250.5	318.1	390.1	465.8	464	473.4	505		570.1
Motion picture and sound recording industries	24.5	24.5	28	26.7		25.5		26	29	27.3	29.4	29.6	28.9	29.4	32.3	32.5	31.9	35.8	36.7		39.8
Broadcasting and telecommunications	117.6	122.9	129.8	139.1		145.1		153.7	165.5	174	182	194.8	194.9	217.3	248.3	271.3	289.1	291.8	296.7		340.2
Total TMT:	220.2	235.1	252.8	266.4		274.3		292.6	317.7	345	383	430.8	474.3	564.8	670.7	769.6	786	801	[Illeg ible	]	950.1
Total Real GDP	6475	6743	6981	7113		7101		7337	7533	7836	8032	8329	8704	9067	9470	9817	9891	10049	10321		10756
TMT Share of Real GDP	3.40%	3.50%	3.60%	3.70%		3.90%		4.00%	4.20%	4.40%	4.80%	5.20%	5.40%	6.20%	7.10%	7.80%	7.90%	8.00%	8.10%		8.80%

	1987	1988	1989	1990		1991		1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003		2004	2005
Gross domestic product	6475.1	6742.7	6981.4	7112.5		7100.5		7336.6	7532.7	7835.5	8031.7	8326.9	8703.5	9066.9	9470.3	9817	9890.7	10048.8	10320.6		10755.7	11134.8
Private industries	5456.6	5711.2	5918.9	6021.8		6011		6233.6	6399.6	6698.9	6867.5	7165.3	7525.6	7896	8285.5	8614.3	8692.5	8817.1	9060.3		9481.7	9838.8
Agriculture, forestry, fishing and hunting	70.1	63.4	69.7	73.2		73.9		81.5	71.4	82.9	71.7	78.5	86.6	84.6	87.4	98	91.8	96.8	104.2		106	101.3
Farms	45.5	40.9	46.4	49.3		50		57.5	50.6	60.9	49.6	56.1	64.4	61.6	62.9	71.5	65.6	70.1	76		75.9
Forestry, fishing and related activities	29.2	27	26.7	26.9		26.6		25.2	21.6	22.5	23.3	22.9	21.7	22.9	24.5	26.5	26.3	26.7	28.1		30.5
Mining	111.2	121.3	117.8	116.7		118.5		116.1	117.7	127.8	128.2	119.9	124.3	123.4	126.6	121.3	114.9	107.6	106		108.4	105.6
Oil and gas extraction	93.9	108	102	96.3		98.2		93	90.8	100.6	103.8	87.1	89.6	90.6	91.5	81	77.7	82	77.4		76.6
Mining, except oil and gas	14.3	14.1	15	15.6		15.9		17.1	17.9	19.6	19.3	2.1	22.2	24.5	26.7	27	25.8	24.2	24.3		25.1
Support activities for mining	15.1	16.8	14.8	16.4		16.2		14.7	16.3	16	14.8	15.1	15.5	11.7	11	13.4	11.6	6.9	7.8		9.1
Utilities	136.9	133.7	149.5	159.9		161.4		161.6	162.4	169.4	177.6	180.6	172.6	171.3	179.2	189.3	180	187.7	202.3		204.5	205.4
Construction	359.4	372.4	382.1	377.3		345		348.8	357.5	377.4	376.2	395.3	406.6	423.2	433.3	435.9	436.6	428.1	422.4		432.9	444.7
Manufacturing	866.4	915.8	927.5	917		904.4		934.3	973.5	1048.2	1095.6	1136.4	1205.4	1286.2	1342.1	1426.2	1346.9	1384.4	1410.4		1478.1	1536.6
Durable goods	422.8	457.2	464.6	458.3		445.6		456.4	477.4	520.7	564.3	598.1	651.8	729.9	775.5	865.3	813.6	827.7	863.2		917.8	970.1
Wood products	34.1	34.8	34.7	34.2		31.6		28.7	25.8	27.5	30.4	29.8	29.3	29.9	30.4	31.4	30.9	30.3	31.4		32.4
Nonmetallic mineral products	29.7	30.4	32.4	32.7		29.8		33.7	33.7	37.6	38.4	38.2	43.8	44.1	45.1	45.7	45.2	45.5	46.6		49
Primary metals	35.3	37	37.9	37.2		37.8		39.2	42	43.3	42	43.8	45.2	45.9	48.1	48.2	43.2	44.1	42.6		46.5
Fabricated metal products	90.1	96.2	94.6	91.9		84.8		86.6	90	102.9	108	110.6	113.5	114.4	114.9	121.7	109.4	104.4	107.5		110.7
Machinery	92	105.7	110.2	105.8		92.7		91	91.3	96.4	104	99.2	102.6	113.8	105	109.3	100.4	93.3	92.3		100.7
Computer and electronic products	12.1	14.3	15.2	16.5		17.6		19.4	22.1	27.2	38	50.2	66.4	96.3	125.4	185.6	181.9	185.8	215		260.3
Electrical equipment, appliances and components	41.6	44	44.6	42.5		40.6		41.3	43.7	47.1	46.4	44.5	46.5	44.6	48	50.6	48.5	48.8	49.9		49.3
Motor vehicles, bodies and trailers, and parts	81.6	90.1	84.4	72		69		61.1	90.5	106.6	105.1	101	105.3	111.8	114.6	118.1	104.6	127.5	143.2		139.2
Other transportation equipment	92.9	86.8	87.6	89.8		94.2		77.9	72.9	58.4	54.9	60	60.6	68.3	67.4	64.4	65.2	64.2	57.9		58
Furniture and related products	26.9	25.9	26.2	24.4		22.8		24.5	26.4	25.8	27.2	27.2	29.3	30.2	31.5	32.7	29.1	29.2	28.9		31
Miscellaneous manufacturing	30.5	36.6	37.9	40.5		40.5		40.6	41.3	42.4	44.7	48.4	49.4	50.4	52.1	57.5	55.3	56.4	59.6		66.3
Nondurable goods	468.8	479.2	483	479.2		481.5		503	521.4	551.8	548.5	552.2	563.4	559.6	568.2	561	533.1	555.7	548.8		563.8	572.8
Food and beverage and tobacco products	136.8	139.7	138.4	140		140.1		143.4	143.7	153.6	174.7	162.5	156.6	153.1	155.1	154.8	156	153.7	153.3		155.8
Textile mills and textile product mills	21.4	22.6	23.4	22.9		23		25.4	26.2	27.5	27.4	26.5	27	26.3	25.6	26.5	21.5	21.4	23.1		23.2
Apparel and leather and allied products	29.6	30.4	31.1	30.5		31		32	31.6	32.1	31.5	29.4	28	26.4	24.4	25.1	22.7	21.1	18.7		19.7
Paper products	55.8	56.4	54.7	55.2		57.2		60.8	66.9	69.8	56.8	60.6	63.9	60	61	55.6	48.8	50.8	48.9		53.5
Printing and related support activities	44.1	46.6	48.6	48.6		47.1		49.5	47.1	49.4	48.7	48.2	47.3	47.7	48.5	49	45.3	43.5	42.5		44.4
Petroleum and coal products	26.4	30.8	26	16.3		17.2		19.3	26.1	24.6	20.8	27	30.4	36.5	33.5	26.2	23.9	32.5	26.1		24.7
Chemical products	121	118.3	121.6	132.1		129.4		132.4	134.1	145.2	141.6	145.1	152	149.8	157.1	157.1	153.1	170.5	172.9		173.6
Plastics and rubber products	35.5	35.6	39.8	39.2		41.2		44.1	48.8	52.8	52.3	56.2	60.7	62.4	64.7	66.7	61.4	62.9	64		70.8
Wholesale trade	314	334	346.7	339.1		351.4		384.8	397.2	422.1	416.9	457.1	506.8	564.7	594.1	591.7	633.1	639.4	653.6		683.7	692
Retail trade	345.4	374.6	389.8	396.1		394		417.1	432.9	462.4	483.4	526	569.9	598.8	633.9	662.4	708.6	724	749.9		797.7	821.1
Transportation and warehousing	168	174.9	179.5	187.9		196.2		207.4	217.1	234.7	242.7	255.1	266.6	275.8	287.4	301.6	299.6	300.2	311.2		323.8	335.7
Air transportation	22	21.6	23	26.6		24.8		28.5	30.1	35.1	38.1	45.1	47.5	48.7	52.9	57.7	57	62.8	71.1		79.5
Rail transportation	20.1	21.2	18.8	19.8		22.9		22.8	23.2	24.6	25.3	25.2	23.6	24.4	24.8	25.5	24.8	24.4	24.7		25.7
Water transportation	3.1	3.2	3.7	4.4		4.9		5.2	5.6	6.1	6	6.7	7.3	7	6.4	7.2	6.8	5.6	5.8		5.3
Truck transportation	52.5	57.9	60.1	59.8		63.8		68.1	72.3	79.1	80.8	83.8	87.7	91	91.9	92.8	87.9	87.5	88.7		91.4
Transit and ground passenger transportation	11.2	9.7	10.9	11.9		10.2		10.3	11	11.4	12	12	13.9	14.3	14.7	14.5	14.5	14.6	14.4		14.4
Pipeline transportation	6.3	5.6	6.5	7.6		7.4		7.4	6.9	6.4	7.4	7.4	6.9	6.9	7.7	8.7	8.3	9.6	10.1		10.4
Other transportation and support activities	43.1	45.3	46.3	46.8		50.5		52	54.2	56.6	55.8	56.4	59.7	62.6	66.2	70.2	69.4	70.6	72		75.5
Warehousing and storage	11.1	12.3	12.5	12.5		13.3		14.6	15.5	16.9	16	18.8	20.8	22	23.4	25	24.4	25.6	26.9		26.1
Information	209.7	218.4	234.4	244.8		249.5		263.8	281.6	298.9	311.6	333.3	341.7	377	437.5	458.3	476.8	487	500		563.8	605.6
Publishing industries (includes software)	49.4	50.7	55.5	55.6		54.6		59.5	61.6	68.9	70.9	79.6	90.1	100.8	121.2	116.7	115.7	115.4	118.8		130.8
Motion picture and sound recording industries	24.5	24.5	28	26.7		25.5		26	29	27.3	29.4	29.6	28.9	29.4	32.3	32.5	31.9	35.8	36.7		39.8
Broadcasting and telecommunications	117.8	122.9	129.8	139.1		145.1		153.7	165.5	174	182	194.8	194.9	217.3	248.3	271.3	289.1	291.8	296.7		340.2
Information and data processing services	21.3	23.5	25.7	27		26.8		26.5	27.3	30.1	30.8	29.7	28.7	29.8	36.2	37.7	40.2	43.7	47.2		53
Finance, insurance, real estate, rental and leasing	1273.3	1325.6	1358.6	1387.9		1410.6		1445.6	1485.5	1515.9	1558.9	1600.6	1675.8	1741.7	1834.3	1931	2005.4	2023.6	2093.3		2173.1	2262.5
Finance and insurance	446	462.1	469.1	482.8		499.2		498.2	520.9	521.7	539.5	554.4	593.4	634.6	678.1	740.5	772.8	790	837		845.3	902
Federal Reserve banks, credit intermediation, and related activities	294.3	289.5	299.7	313.9		315.8		311.4	316.9	295.1	296.7	293.9	302.4	305.8	328.4	319	345.9	381.2	409.9		406.6
Securities, commodity contracts, and investments	22.6	23.9	24.1	23.5		26.1		27.7	35.2	40.7	45.5	57	70.5	92.1	113.6	167.7	186.4	169.8	175.2		192.9
Insurance carriers and other related activities	174.4	197.8	196.1	200		209.8		207.5	206.4	213.3	219.9	214.3	221.4	228	224.1	238.3	228.9	224.7	233.7		230.3
Funds, trusts and financial vehicles	23.4	20.9	19.8	22.2		22.3		23.9	26.9	26.3	28.3	28.5	32.9	25.7	20.4	15.5	12.6	12	14.1		14.9
Real estate and rental and leasing	830.4	866.6	892.2	908.2		915.1		950.9	968.2	996	1023.3	1050.1	1085.4	1108.6	1157	1190.5	1232.6	1233.9	1257.2		1328	13612
Real estate	781.4	809.3	832.3	843.7		854.1		888	900.1	925.5	947.5	964.8	994.5	1010.1	1051.4	1082.1	1125.7	1129.3	1154		1224
Rental and leasing services and lessors of intangible assets	52.5	59.6	62.1	66.1		63.3		67	70	74	77.1	85.9	91.2	98.6	105.6	108.3	106.8	104.3	102.7		103.3
Professional and business services	685.1	734.9	764.8	822.2		796.2		821.5	835.4	860.5	882.8	936.1	997.5	1049.3	1105.5	1140.8	1133.4	1131.6	1168.1		1243.4	1316.5
Professional, scientific, and technical services	381.4	414.4	444.1	465.8		448.3		464	469.7	477.9	484	510.8	542.5	585.9	623.9	675.1	679.1	668.8	684.2		732.7	784.1
Legal services	114.7	128.9	131.5	133.4		129.4		133.4	129.9	127.2	126.1	128.5	128.3	129.7	132.6	136.1	137.7	132.6	136.5		135.6
Computer systems design and related services	31.9	35.5	39.7	42.9		43.7		47.9	51.9	57.6	60.1	68.7	83	99.7	112.4	125.7	125.3	127.6	129.3		139.7
Miscellaneous professional, scientific, and technical services	236.8	252.8	274.8	290.8		276.6		284.2	289	294.1	298.5	314.2	331.6	356.6	379	413.3	416.1	408.8	418.5		458.8
Management of companies and enterprises	153.4	158.7	164.1	169.1		168.3		168.4	168.7	172.6	171.5	178.8	169	184	185.6	183.4	179.9	185.3	191.8		203.4	204
Administrative and waste management services	155.1	166	180.2	190.7		163.7		192.5	200.2	213.5	230.9	250.3	270	281	296.9	282.4	274.4	277.7	292.3		307.5	328.7
Administrative and support services	137.5	147.5	160.8	170.9		164.5		172.7	179.6	191.9	206.7	228.1	248	258.8	272.3	257.2	250.2	253.2	267.1		282.2
Waste management and remediation services	17	18	18.9	19.3		18.7		19.3	20.1	21.1	21.8	22	22.1	22.3	24.6	25.2	24.2	24.5	25.2		25.4
Educational services, health care and social assistance	544.6	546.6	569.9	590.6		[Illeg ible	]	622.3	625.5	627	634.4	638.7	643.2	648.6	660.1	678.4	700.1	729.5	749.3		773.6	806.7
Educational services	60	59.9	61.2	61.4		64.1		66.1	68	69.5	71.4	71.7	73.1	75.6	77.1	79.2	79.1	81.2	82.1		82.7	83.4
Health care and social assistance	484.2	486.3	508.3	528.6		541.3		555.8	557.2	557.3	562.9	566.8	570	573	583	599.2	621	648.4	887.9		691.2	724.1
Ambulatory health care services	241.5	245	257.6	270.5		277.9		286.5	283.8	284.4	285.9	289.3	288.2	289.4	295.2	307.6	325.4	343.1	357.8		375.4
Hospitals and nursing and residential care facilities	215.4	213.3	219.2	226.4		230.2		234.1	233.9	231.6	234.7	235.3	235.6	236	237.6	238.6	239.8	245.6	247.8		250.9
Social assistance	28.2	28.6	31.6	31.9		33.1		35	39.4	40.9	42.2	42.2	46.4	47.7	50.2	53	55.9	60.1	63.2		66.7
Arts, entertainment, recreation, accommodation and food services	240.7	250.4	258.6	266.3		259.9		270.5	275.8	282.2	292.5	303.9	316.5	327.2	339	350.1	347.6	353.7	364.1		375.2	390.8
Arts, entertainment and recreation	51.7	53.5	58.8	[Illeg ible	]	65.1		72.6	71.8	71.5	76.2	78.2	84.2	84.7	87.9	88.7	91.5	94.7	95.4		97.3	99.4
Performing arts, spectator sports, museums and related activities	24.7	24.8	26.7	30		30.1		32.9	34.2	33.8	35.7	36.7	38.7	39.4	40.2	40	40.6	43	43.7		42.7
Amusements, gambling and recreation industries	27.1	28.6	32.1	35		35		39.7	37.7	37.8	40.5	41.6	45.5	45.3	47.7	48.7	50.8	51.7	51.7		54.7
Accommodation and food services	188.3	196.2	199.3	201.1		194.7		198.1	204.1	210.7	216.3	225.7	232.1	242.5	251.2	261.4	256.2	259	268.7		277.9	291.2
Accommodation	63.9	62.3	64.1	65.4		64.3		67.7	69.9	73	77.8	83.3	84.5	83.8	87.1	90.7	85.4	86.7	90		91.4
Food services and drinking places	124.1	133	134.4	135		129.8		130.1	133.9	137.4	138.6	142.7	147.8	158.7	164.1	170.8	170.8	172.3	178.7		186.4
Other services, except government	193	204	211.2	216.2		209.1		211.9	218.1	226	228.5	227	227.5	233.4	229.7	229.1	225.3	226.1	228.6		231.4	237
Government	1043.4	1068.1	1094.2	1121.1		1126.4		1132.1	1131.2	1135.4	1133.5	1139.8	1152.9	1165.7	1178.7	1202.7	1212.2	1232.4	1248		1260	1274.3
Federal	406.6	409.8	415.9	423.6		423.9		421.1	411.6	404.7	387.2	379.7	377.6	375.5	373	378.7	372.5	380	387.1		393.1	397.3
General government	356.1	360.5	364.9	371.6		373.8		366	358.9	347.2	334.1	325	318.8	315.2	312.7	315.4	317	323.3	331.8		334.9
Government enterprises	52.4	51.3	52.9	54.2		52.3		56.5	54.2	58.3	54.1	55.4	59.1	60.4	60.4	63.4	55.7	56.9	55.6		58.5
State and local	636.8	658.4	878.5	697.3		702.6		711	719.6	730.6	746.1	759.9	775.2	790.1	805.7	823.9	839.7	852.4	860.8		866.8	876.9
General government	577.2	596.9	615.3	633.6		641.7		852.6	661.6	673.1	686.5	697.2	711.2	725.8	738.7	754.2	772.3	797.1	794.4		800.7
Government enterprises	60.1	51.9	63.7	64.1		61		58.5	58	57.7	59.7	62.6	64.1	64.4	67	69.7	67.5	65.4	66.6		66.2
Not allocated by industry/1/	-361.8	-372.1	-360.6	-365.7		-350.8		-315.6	-267.3	-233.9	-176.5	-125	-88.4	-54.9	-22.9	0	-16.3	-9.4	-8.4		-41.3
Addenda:
Private goods–producing industries/2/	1377.4	1438.4	1464.7	1454.1		1419.9		1463.9	1501.3	1619.8	1656.3	1719.2	1815.7	1912.4	1985.8	2081.5	1991	2016	2040		2119.2	2174.9
Private services–producing industries/3/	4067.1	4258.5	4444.5	4564.9		4593.8		4773.8	4902.7	5078.9	5211.4	5446.9	5710.1	5983.5	6299.6	6532.8	8701.6	6801.1	7019.6		7361.6	7662.9
Information–communications–technology –producing industries/4/	78.1	87.7	95	100.6		103.7		112.8	123.2	143.7	171.6	206.4	250.5	318.1	390.1	465.8	464	473.4	505.1		570.1	638

1.	Chained (2000) dollar series or calculated as the product of the chain-type quantity index and the 2000 current-dollar value of the corresponding series, divided by 100. Because the formula for the chain-type quantity indexes uses weights of more than one period, the corresponding chained-dollar estimates are usually not additive. The vaule of not allocated by industry reflects the difference between the first line and the sum of the most detailed lines, as well as the differences in source data used to estimate GDP by industry and the expenditures measure of real GDP.
2.	Consists of agriculture, forestry, fishing and hunting; mining; construction; and manufacturing.
3.	Consists of utilities; wholesale trade; retail trade; transportation and warehousing; information; finance, insurance, real estate, rental and leasing; professional and business services; educational services, health care, and social assistance; arts, entertainment, recreation, accommodation and food services; and other services, except government.
4.	Consists of computer and electronic products; publishing industries (includes software); information and data processing services; and computer systems design and related services.

“TMT industries are large and growing” section in the S-1

Industry Spending on Information Processing

Industry spending on capital equipment: 1990-2004

Constant 2000 dollars (billions)

Year	Information processing equipment and software	Industrial equipment	Transportation equipment	Other	Total	Information processing equipment and software as a % of total
1990	$136.4	105.8	87.4	96.2	425.8	32%
1991	$142.7	99.0	87.7	83.6	413.0	35%
1992	$163.0	100.8	92.3	84.1	440.2	37%
1993	$183.4	109.6	103.4	93.3	489.7	37%
1994	$206.6	119.6	120.4	100.6	547.2	38%
1995	$242.8	131.3	128.2	106.2	608.5	40%
1996	$287.3	136.4	138.9	111.8	674.4	43%
1997	$349.8	140.0	150.5	124.7	765.0	46%
1998	$429.3	145.6	168.2	136.5	879.6	49%
1999	$508.1	147.5	193.2	137.7	986.5	52%
2000	$583.3	160.8	186.6	144.5	1075.2	54%
2001	$548.5	153.8	163.6	140.7	1006.6	54%
2002	$563.1	146.9	147.0	139.3	996.3	57%
2003	$492.4	137.6	121.6	131.2	882.8	56%
2004	$571.9	144.6	136.8	151.1	1004.4	57%

SOURCE: U.S. Bureau of Economic Analysis, http://www.bea.doc.gov/bea/dn/nipaweb/

Science and Engineering Indicators 2006

The universe of potential acquisition targets in the technology, media and telecommunications industries is significant

According to VentureOne, a venture capital research firm, since 2002, the U.S. technology, media and telecommunications industries have seen steady growth in venture capital investing. However, VentureOne also reports that liquidity available to investors in private technology, media and telecommunications companies remains constrained, as exits through sales and/or initial public offerings in the last five years have generally lagged historical trendlines. As a result, we believe that there are a large number of potential acquisition candidates for us to pursue.

•	High Ratio of Venture Capital Investment to Exits. According to VentureOne, since 1995, there have been approximately 32,000 venture capital financings in the technology, media and telecommunications industries, representing over $220 billion in invested capital, the largest of any industry sector. Yet, since 1999, according to the National Venture Capital Association, there have been just 342 venture-backed initial public offerings and 3,080 merger and acquisition-related exits through sales or other dispositions.

•	Lengthening of Exit Timeline. According to VentureOne, since 1995 approximately $250 billion of private capital out of a total of $337 billion has been invested in expansion and late stage rounds and, at the same time, the average time to exit via a successful initial public offering has lengthened to six years. Because many investment funds are structured to have only ten-year lives, six years is often considered too long to hold an asset. We believe our ability to provide a public market exit to investors in such situations will significantly expand the universe of acquisition targets available to us.

In many of these situations, for reasons unrelated to the performance of specific businesses, venture capitalists are no longer willing to continue financing their portfolio companies, even as they are beginning to show positive signs of business traction.

•	Availability of Growth Capital Remains Constrained for Many Technology, Media and Telecommunications Businesses. Many technology, media and telecommunications companies that successfully completed initial public offerings over the last decade have made progress in developing their technology, winning customer acceptance, and generating revenues, but now lack sufficient capital resources to complete their business development plan or to reach self-sustaining profitability. Companies in this stage of development may also lack the right management resources and strategy to achieve their goals.

•	An Increasing Number of Companies in “Special Situations.” Given the prolonged nature of weak capital markets and acquisition activity for technology, media and telecommunications companies, there are a significant number of companies that need the confluence of new or augmented management and an improved capital structure. For instance, many “fallen angel” public companies lack management talent and necessary scale, while poor execution at other companies prevents their management teams from leveraging real intrinsic value into strong financial performance.

Numerous value-oriented investment opportunities exist in the technology, media and telecommunications industries

We believe that, in many cases, the business marketplace is slow to recognize new technological innovations, products, or services that have the potential to displace the existing dominant technology or product in the market over time. Therefore, we believe that the insights of our management team into the technology, media and telecommunications industries may permit us to employ a value-oriented investment approach and nonetheless acquire one or more assets or control of one or more operating businesses with strong characteristics and at an attractive price.

•

Technologies Resulting in Value-Oriented Investment Opportunities. Recently, there have been substantial changes in the technology, media and telecommunications industries, which have exceeded expectations from only a few years ago. For instance, ubiquitous broadband, ever-lower cost hardware

PricewaterhouseCoopers/National Venture Capital Association
MoneyTree™ Report	“High Ratio of Venture Capital Investments to Exits” section in the S-l
Investments by Industry Ql 1995 - Q1 2006	Venture capital financing in the TMT sector

Amount Invested

Industry	1995	1996	1997	1998	1999	2000		2001
	1995 Total	1996 Total	1997 Total	1998 Total	1999 Total	2000 Total		2001 Total
Biotechnology	$760,358,900	$1,109,909,300	$1,423,402,700	$1,543,835,100	$2,043,892,300	$4,236,246,500		$3,342,400,100
Business Products and Services	$176,379,100	$366,876,500	$397,916,000	$616,220,600	$2,738.651,100	$5,003,237,000		$1,116,229,300
Computers and Peripherals	$329,570,100	$376,327,200	$368,756,400	$360,159,000	$871,602,600	$1,704,912,200		$661,697,700
Consumer Products and Services	$538,477,000	$472,338,200	$730,361,900	$671,179,900	$2,622,767,100	$3,365,156,900		$715,943,300
Electronics/Instrumentation	$135,341,100	$168,703,700	$272,529,400	$218,464,700	$270,052,300	$757,101,600		$353,810,700
Financial Services	$196,288,000	$325,196,100	$368,816,900	$856,154,400	$2,215,387,900	$4,178,.867,800		$1,447,128,800
Healthcare Services	$456,735,400	$686,275,100	$888,816,100	$916,147,800	$1,478,984,200	$1,422,234,100		$536,676,400
Industrial/Energy	$535,692,200	$503,190,100	$742,650,100	$1,347,029,100	$1,667,495,300	$2,496,191,800		$1,127,683,200
IT Services	$176,098,200	$439,241,300	$656,726,600	$1,087,828,800	$4,184.474,000	$8,614,880,100		$2,396,800,200
Media and Entertainment	$884,790,100	$990,596,900	$926,387,200	$1,824,730,600	$6,753,750,700	$10,450,399,300		$2,483,444,600
Medical Devices and Equipment	$640,982,600	$623,918,700	$960,497,100	$1,179,298,400	$1,520,628,600	$2,504,239,400		$2,008,734,500
Networking and Equipment	$329,082,300	$596,560,700	$949,995,000	$1,416,433,300	$4,446,750,400	$11,599,472,400		$5,813,757,800
Retailing/Distribution	$317,157,400	$273,749,500	$321,460,000	$619,289,200	$2,811,643,200	$3,154,373,200		$325,854,500
Semiconductors	$210,463,400	$297,032,800	$590,067,100	$651,468,400	$1,330,674,400	$3,714,672,300		$2,391,992,000
Software	$1,142,148,400	$2,309,122,700	$3,371,094,600	$4,452,142,400	$10,408,901,900	$24,144,079,200		$10,270,945,500
Tele communication	$932,173,700	$1,217,656,100	$1,588,815,800	$2,863,623,500	$7,954,850,800	$16,835,142,000		$5,416,218,000
Undisclosed/Other	$95,879,000	$5,608,000	$30,696,000	$94,883,900	$167,473,700	$198,676,300		$128,159,000

Grand Total	$7,857,616,900	$10,762,302,900	$14,588,988,900	$20,718,889,100	$53,487,980,500	$104,379,882,100		$40,537,776,400

	53%	59%	60%	62%	68%	75	%.	73%

Number of Deals
Illegiable	1995 Total	1996 Total	1997 Total	1998 Total	1999 Total	2000 Total		2001 Total
Business Products and Services	45	60	99	134	276	467		180
Computers and Peripherals	89	94	107	81	97	129		74
Consumer Products and Services	113	122	154	160	265	284		127
Electronics/Instrumentation	47	37	49	56	52	68		54
Industrial/Energy	125	148	205	174	181	231		180
IT Services	57	118	156	200	439	674		308
Media and Entertainment	131	169	203	245	687	928		369
Networking and Equipment	72	116	138	206	275	472		339
Software	400	655	778	926	1,355	2,040		1,213
Telecommunications	134	199	263	324	510	862		493

Total	3,542	4,938	6,158	7,100	10,792	15,624		8,902

	2002	2003	2004	2005	2006
	2002 Total	2003 Total	2004 Total	2005 Total	Qtr 1		Total 95-05
Biotechnology	$3,157,978,200	$3,649,978,800	$4,180,722,000	$3,768,881,300	$807,969.300
Business Products and Services	$506,638,400	$655,000,300	$453,034,100	$499,717,500	$139,158,000
Computers and Peripherals	$425,806,000	$337,283,200	$577,973,700	$470,919,400	$138,106,900		$6,485,007,500
Consumer Products and Services	$238,502,200	$170,121,000	$296,578,100	$369,849,800	$71,444,800
Electronics/Instrumentation	$315,941,300	$225,938,200	$379,375,800	$385,126,900	$201,525,300		3,482,385,700
Financial Services	$347,795,800	$402,168,900	$468,821,600	$721,703,700	$128,489,100
Healthcare Services	$381,281,100	$257,289,100	$413,730,800	$435,378,900	$117,245,100
Industrial/Energy	$694,266,300	$783,346,000	$659,920,200	$766,880,500	$175,183,300
IT Service,	$1,061,267,500	$825,236,300	$652,604,400	$937,926,900	$223,648,200		21,033,084,300
Media and Entertainment	$717,278,200	$879,949,900	$936,766,700	$984,042,300	$395,729,500		27,831,636,000
Medical Devices and Equipment	$1,846,118,600	$1,593,761,600	$1,724,292,600	$2,152,872,500	$690,303,700
Networking and Equipment	$2,656,623,100	$1,725,213,600	$1,573,343,400	$1,431,049,400	$230,873,800		32,538,281,400
Retailing/Distribution	$158,743,800	$75,401,000	$210,417,700	$274,057,100	$32,049,900
Semiconductors	$1,516,469,600	$1,781,119,700	$2,099,803,500	$1,840,249,800	$446,750,300		16,424,013,000
Software	$5,188,547,900	$4,404,217,300	$5,065,779,500	$4,768,836,700	$1,224,892,300		75,525,316,100
Tele communications	$2,461,270,200	$1,849,659,400	$2,073,620,600	$2,401,835,500	$601,356,600		45,504,966,400
Undisclosed/Other	$21,551,000	$631,000	$3,075,000	$170,934,200	$600,000	TMT Total	$228,914,598,400

Grand Total	$21,696,079,200	$19,616,315,300	$21,768,858,700	$22,380,262,400	$625,326,100

	66%	61%	61%

Number of Deals
	2002 Total	2003 Total	2004 Total	2005 Total	Qtr 1		Total 95-05
Business Products and Services	104	98	78	86	25
Computers and Peripherals	51	50	65	59	18		896
Consumer Products and Services	64	47	59	70	12
Electronics/Instrumentation	59	52	65	86	24		625
Industrial/Energy	118	126	132	127	34
IT Services	160	144	133	134	36		2,523
Media and Entertainment	156	134	122	160	57		3,304
Networking and Equipment	220	182	185	160	29		2,365
Software	950	884	885	867	197		10,953
Telecommunications	292	233	244	261	70		3,815

Total	6,108	5,754	5,982	6,078	1,522	TMT Total	32,411

Dow Jones VentureOne www.ventureone.com	101 California St. Tenth Floor San Francisco, CA 94111	Voice: [ILLEGIBLE]

U.S Venture-Backed IPOs, 1999-2Q’2006

“High Ratio of Venture Capital Investments to Exist” section in the S-1 Opportunities for Venture funds to exit their TMT investments

Number of IPOs
IT	328
Media, Content & Information	14

Total	342

Number of IPOs

		1999					2000					2001					2002
Industry Group	Industry Segment	1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Healthcare	Biopharmaceuticals	1	2	1	2	6	5	9	21	9	44	3				3	1	1			2
	Healthcare Services			1		1									3	3		1		1	2
	Medical Devices & Equipment		1		1	2	2	3	5		10	1		2	1	4		2	1		3
	Medical Software & Information Services	2		2	2	6	2	1	1		4			1		1				1	1
	Healthcare Total	3	3	4	5	15	9	13	27	6	58	4		3	4	11	1	4	1	2	8
Information Technology	Communications & Networking	2	[ILLE GIBLE]	13	19	50	11	9	10	5	35		1		1	2
	Electronics & Computer Hardware		1	2	1	4	3	1	2	1	7						1				1
	Information Services	6	16	6	6	34	4	1	1		6	1				1				1	1
	Semiconductors	1	3		3	7	3	3	3	1	10		2		1	3
	Software	4	21	29	17	71	20	9	17	1	47		1	1	2	4		3			3
Information Technology, Total		[ILLEGIBLE]															[ILLEGIBLE]
Business/Consumer/Retail	Consumer & Business Products	1				1			1		2
	Consumer & Business Services	2	6	14	12	34	13	5	9		27						2	2		1	5
	Media, Content & Information	2	4	2	2	11	2	0			2
	Retailers	1	4	6	10	21	5				5		1			1				2	2
Business/Consumer/Retail Total		6	14	22	25	67	20	6	10	0	38		1			1	2	2		3	7
Other				1	1	2		1	1	1	3
Grand Total		22	74	77	77	250	70	43	71	18	202	5	5	4	8	22	4	9	1	6	20
						177					107					10

		2003					2004					2005					2006
Industry Group	Industry Segment	1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Healthcare	Biopharmaceuticals				7	7	8	13	3	2	26	4	1	5	3	13	7	6			13
	Healthcare Services			1		1
	Medical Devices & Equipment						1	3	3	5	12		3	2	2	7	1	3			4
	Medical Software & Information Services			1	7	8			1		1	1				1		1			1
Healthcare Total				2	1	3	9	18	7	7	39	5	4	7	5	21	8	10			18
Information Technology	Communications & Networking		1			1			1	1	2	1		1	1	3		1			1
	Electronics & Computer Hardware														1	1
	Information Services								1	1	2						1				1
	Semiconductors		1	1	1	3	1	2	2	2	7			3	1	4	1	1			2
	Software				3	3		2	2		4			1	2	3		2			2
Information Technology Total		[ILLEGIBLE]
Business/Consumer/Retail	Consumer & Business Products							1			1				1	1
	Consumer & Business Services		1		1	2		2	1	6	9	1	1	2	1	5	2	2			4
	Media, Content & Information									1	1
	Retailers			1	1	2		1		1	2	1		1		2
Business/Consumer/Retail Total			1	1	2	4		4	4	8	13	2	1	3	2	8	2	2			4
Other														1		1	1				1
Grand Total			2	6	14	22	10	24	14	19	67	8	5	16	12	41	13	16			29

The investment figures included in this release are based on proprietary research conducted by Dow Jones VentureOne.

Copyright © 2006 Dow Jones VentureOne.

Dow Jones VentureOne www.ventureone.com	101 California St. Tenth Floor San Francisco, CA 94111	Voice: (415) 439-6603

U.S. Venture-Backed M&A Activity, 1999-2Q’2006—Pg-52 in the S-1

	1999 Total	2000 Total	2001 Total	2002 Total	2003 Total	2004 Total	2005 Total	2006 Total	Grand Total M&A
# of Deals	304	458	404	383	340	418	394	379	3080

Amount Paid ($M)	$43,116.51	$98,102.46	$21,985.10	$10,904.96	$13,082.59	$23,739.91	$29,388.35	$15,559.93
Median Amount Raised to Liquidity ($M)	$11.30	$10.38	$14.90	$16.50	$19.00	$20.00	$21.18	$23.20

*	The median amount of venture capital investment companies received prior to acquisition.

The investment figures included in this release are based on proprietary research conducted by Dow Jones VentureOne.

Copyright © 2006 Dow Jones VentureOne.

PricewaterhouseCoopers/National Venture Capital Association

MoneyTree™ Report

“Lengthening of Exit Timeline” section in the S-l Private Capital Invested

1995-2005
Expansion	$179,091,157,700
Later Stage	70,030,375,800

Total	$249,121,533,500

Total Amount Invested	$337,794,952,400

Amount Invested

[Illegible]	1995 Total	1996 Total	1997 Total	1998 Total	1999 Total	2000 Total	2001 Total	2002 Total	2003 Total	2004 Total	2005 Total
Startup/Seed	$1,297,403,200	$1,243,029,600	$1,310,211,300	$1,763,178,700	$3,266,242,900	$3,084,275,800	$716,548,900	$288,430,200	$358,050,900	$407,085,900	$784,236,900
Early Stage	$1,683,569,900	$2,743,799,100	$3,445,381,200	$5,397,621,900	$11,728,478,200	$25,619,800,700	$8,711,400,900	$3,870,827,900	$3,487,360,900	$3,939,933,900	$3,511,142,000
Expansion	$3,675,412,900	$5,140,857,400	$7,580,121,300	$10,353,124,800	$29,821,732,300	$59,579,281,600	$23,010,540,500	$12,311,801,700	$10,051,593,400	$9,162,310,900	$8,404,380,900
Later Stage	$1,198,481,900	$1,632,308,800	$2,253,175,100	$3,195,201,700	$8,671,427,100	$16,096,385,000	$8,099,286,100	$5,225,019,400	$5,719,060,100	$8,259,528,000	$9,680,502,600
Undisclosed/Other	$2,749,000	$2,308,000	$100,000	$9,762,000	$100,000	$139,000	$—	$—	$250,000	$—	$—

Grand Total	$7,857,616,900	$10,762,302,900	$14,588,988,900	$20,718,889,100	$53,487,980,500	$104,379,882,100	$40,537,776,400	$21,696,079,200	$19,616,315,300	$21,768,858,700	$22,380,262,400

*	Date current as of April 25, 2006

FOR IMMEDIATE RELEASE

For more information:

Angie Espejo

Dow Jones VentureOne

(415) 439-6666

corporate.communicationsVl@dowjones.com

MOST CAPITAL RAISED IN VENTURE-BACKED IPOS IN ALMOST TWO YEARS

WHILE M&A TRANSACTIONS RAISE $7.14 BILLION IN 2Q’06

Second Quarter Liquidity Report From Dow Jones VentureOne Shows

Most Health Care IPOs in a Single Quarter Since 2004.

SAN FRANCISCO (July 5, 2006)— U.S. venture-backed companies completing initial public offerings (IPOs) increased in the second quarter, with 16 achieving public market exits raising a total of $1.25 billion—according to the Quarterly Liquidity Report from Dow Jones VentureOne. In fact, this was the most capital raised via IPO for venture-backed companies since the third quarter of 2004. In comparison, in the second quarter of 2005 only five companies completed IPOs, raising $231.7 million.

In other exits, there were 92 mergers and acquisitions (M&As) of venture-backed companies with $7.14 billion paid for them in the second quarter. The amount paid is down 16% from a year ago and the number of transactions decreased by five.

“While the U.S. IPO market remains constrained and continues to offer exit opportunities for only a limited number of venture-backed enterprises, it is picking up the pace in comparison to last year,” said Stephen Harmston, director of global research for VentureOne. “Together with the first quarter, the total number of public offerings so far this year is more than double what it was at the half-year point in 2005. Now we shall see if that momentum continues in 2006’s second half.”

By industry, 10 of the quarter’s IPOs were health care companies—the most since the second quarter of 2004—with six of them in the biopharmaceuticals segment. The healthcare

IPOs raised a total amount of $534.1 million. Of note, while only four information technology companies completed IPOs in the quarter, those companies raised more capital: $662.9 million. However, that large number was pushed upward by the quarter’s single largest IPO, for Vonage (NYSE: VG), which raised $531 million for the broadband telephone service provider. The second largest IPO of the quarter was neurostimulation therapies developer Northstar Neuroscience (Nasdaq: NSTR), which raised $106.5 million in its May public offering.

The overall median amount invested prior to IPO was $56.5 million for the quarter, down slightly from the same quarter last year. The median pre-money valuation of the IPO companies in the second quarter was $195.8 million, up from $164.9 million in the second quarter of 2005. The median time for companies to go from initial equity financing to IPO was 6.1 years, the same amount of time as a year ago.

For M&As, 65 of the quarter’s transactions were for information technology (IT) companies, raising $4.51 billion. This is four more IT acquisitions than occurred a year ago, and 24% more paid for them than in the second quarter of 2005. The number of health care M&As declined to 15 (from 21 a year ago) with a total amount paid of $1.23 billion, less than half the total paid a year ago ($3.55 billion). However, the largest acquisition of the quarter was a healthcare transaction—the $400 million acquisition of GlycoFi, a protein production technology developer, by Merck & Co. (NYSE: MRK).

“In contrast to the public exits, venture-backed companies continue to be an attractive target for acquirers. The M&A market remains a vibrant source of exits for these start-ups, although the prices being paid are leveling off somewhat,” added Steve Harmston.

The largest IT transaction of the second quarter was Red Hat’s (Nasdaq: RHAT) $350 million acquisition of JBoss Group, a developer of a Java-based application server.

The median amount paid for mergers & acquisitions (M&A) in the second quarter was $44.6 million, down from $68.8 million a year ago. The median amount raised by these companies prior to acquisition was $23.5 million, slightly higher than the $20 million raised by companies in the second quarter of last year.The time from initial financing to acquisition was 6 years, up from 5.4 years, a year ago.

Pg 52 of the S-l	# # #

The investment figures included in this release are based on aggregate findings of VentureOne’s proprietary U.S. research. This data was collected by surveying professional venture capital firms, through in-depth interviews with company CEOs and CFOs, and from secondary sources. These venture capital statistics are for equity investments into early-stage, innovative companies and do not include companies receiving funding solely from corporate, individual, and/or government investors. No statement herein is to be construed as a recommendation to buy or sell securities or to provide investment advice. Copyright © 2006, VentureOne.

About VentureOne

Dow Jones VentureOne (www.ventureone.com and www.venturecapital.dowjones.com), a unit of Dow Jones Financial Information Services, has been the leading provider of finance and investment data to the venture capital industry for almost 20 years. Dow Jones VentureSource, a sophisticated electronic database on the venture capital industry, is published by VentureOne.

About Dow Jones Financial Information Services

Through its Financial Information Services group, Dow Jones produces focused, sector-specific online databases, newsletters and industry events for the private equity, venture capital and diversified markets. Newsletters published include Private Equity Analyst, VentureWire Professional and Daily Bankruptcy Review. In addition, Dow Jones & Company (NYSE: DJ; www.dowjones.com) publishes the global Wall Street Journal with its international and online editions; Barron’s; the Far Eastern Economic Review; Dow Jones Newswires and Indexes; MarketWatch; and Ottaway newspapers. Dow Jones co-owns Factiva with Reuters and SmartMoney with Hearst. Dow Jones also provides news content to CNBC and U.S. radio stations.

and open-source software, among others, have led to the creation of numerous new investment opportunities in the technology, media and telecommunications sector. We believe that some of the select changes impacting the overall technology, media and telecommunications market include:

Ubiquitous Mobility

•	Wireless penetration rates have increased dramatically in the last five years. According to Pyramid Research, the penetration of U.S. mobile subscribers has risen from 38.8 per 100 people in 2000 to 69.2 per 100 people in 2005, and the penetration rate is expected to exceed 87 per 100 people by 2010.

•	IDC, a market research firm, predicts that the compounded annual growth rate of unit shipments of notebook and portable PCs will more than triple the compounded annual growth rate of desktop PC systems during 2006-2010, and worldwide notebook and portable PC shipments of over 155 million units will exceed 141 million desktop units in 2006.

Pervasive Digital Lifestyle

•	IDC reports that the emergence and growth of digital lifestyle is driving unprecedented growth in the number of broadband consumers. IDC reports that the use of cable modems and broadband DSL lines is leading to expansion in the delivery of digital pictures, music, video and television.

•	IDC predicts that by 2010, broadband access will represent a $123 billion opportunity globally, up from $70 billion in 2005. According to IDC, factors driving this growth include the increased choice and affordability of broadband services, consumer migration from narrowband to broadband, and the growing popularity of broadband-enabled content.

Data Explosion

•	In the digital age, the appetite for archived data is growing. Fueling the data storage boom are regulatory requirements, proliferation of capacity-intensive multimedia applications, and high-speed Internet lines. According to Reed Business Information, since 1956, when magnetic disk drives were first introduced, the density of information bits/square-inch has increased approximately 50 million times. Now, miniature high density disk-drives are appearing in GPS systems, cameras, PDAs, cell phones and TVs.

Effecting a Business Combination

General

We were formed to acquire one or more assets or control of one or more operating businesses in the technology, media or telecommunications industries through a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination. We are not presently engaged in, and we will not engage in, any substantive commercial business for an indefinite period of time following this offering. We intend to utilize cash derived from the proceeds of this offering, our capital stock, debt or a combination of these in effecting a business combination. Although a substantial portion of the net proceeds of this offering are expected to be applied generally toward effecting a business combination as described in this prospectus, the proceeds are not otherwise being designated for any more specific purposes. Accordingly, investors in this offering are investing without first having an opportunity to evaluate the specific merits or risks of any one or more business combinations.

Subject to the requirement that our business combination must be with one or more acquisition targets having a fair market value that is at least 80% of our net assets (excluding the amount held in the trust account representing a portion of the underwriters’ deferred discount) at the time of such acquisition, there are no limitations on the type of investments we can make or the percentage of our total assets that may be invested in any one investment. Accordingly, other than the requirement that our business combination must be with an acquisition target having a fair market value that is at least 80% of our net assets (excluding the amount held in the trust account representing a

Telecoms and technology
“Ubiquitous Mobility” section in the S-l Wireless Penetration

Colour key: ■ Actual ■ Estimate ■ Forecast

[Illigible]
	Telecommunications and IT
USA	EIU ebusiness readiness rating (10=high)		8.8	8.7	8.4	8.4	8.0	8.7
USA	Telephone main lines	000	195,152	194,275	189,404	182,792	175,850	164,683
USA	Telephone main lines (per 100 people)		69.1	68.1	65.8	62.9	59.9	55.6
USA	Phone faults (per 100 lines)		14.2	12.4	11.7	#N/A	#N/A	#N/A
USA	Mobile subscribers	000	109,478	128,375	140,777	158,357	181,500	205.000
USA	Mobile subscribers (per 100 people)		38.8	45.0	48.9	54.5	61.8	69.2
USA	Internet users	000	128,141	142,196	159,057	166,809	172,152	185,653
USA	Internet users (per 100 people)		45.4	49.9	55.2	57.4	58.6	62.6
USA	Broadband subscriber lines	000	6,693	11,796	18,757	27,044	34,212	45,358
USA	Broadband subscriber lines (per 100 people)		2.4	4.1	6.5	9.3	11,7	15.3
USA	Personal computers (stock per 1,000 pop)		532.4	580.4	604.2	623.8	641.9	658.4
USA	Packaged software sales (US$)		91,036.9	89,671.3	89,332.3	92,976.1	97,855.4	105,340.4
USA	IT hardware spending (US$)	m	182,397.1	149,383.2	126,637.8	120,777.4	122,230.5	130,531.2
USA	IT services spending (US$)	m	148,398.0	157,301.9	158,210.2	163,125.7	170,918.6	180,214.3
USA	Total IT spending (US$)	m	421,832.0	396,356.4	374,180.4	376,879.2	391,004.5	416,085.9

Worldwide PC 2006-2010 Forecast Update: June 2006, Doc#202412

Table 3: Worldwide PC Shipments, Value of Shipments, and Average System Price by Form Factor, 2003-2010

“Ubiquitous Mobility” section in the S-1 Laptop Growth Rate

	2003	2004	2005	2006	2007	2008	2009	2010	2005-2010 CAGR (%)
Shipments (000)
Total PCs	155,667	179,218	207,866	230,235	257,095	284,463	308,593	333,692	9.9
Growth (%)	NA	15.1	16	10.8	11.7	10.6	8.5	8.1
Desktops	111,570	124,608	136,108	141,832	151,774	160,825	167,621	175,002	5.2
Growth (%)	NA	11.7	9.2	4.2	7	6	4.2	4.4
Portables	39,365	48,925	65,301	81,267	97,400	114,800	131,195	147,850	17.8
Growth (%)	NA	24.3	33.5	24.5	19.9	17.9	14.3	12.7
Notebook	35,427	43,865	59,412	74,697	89,323	105,414	120,355	135,499	17.9
Growth (%)	NA	23.8	35.4	25.7	19.6	18	14.2	12.6
Portable and Notebook	74,792	92,790	124,713	155,964	186,723	220,214	251,550	283,349
Ultraportables	3,939	5,059	5,888	5,569	8,077	9,387	10,841	12,351	16
Growth (%)	NA	28.4	16.4	11.6	22.9	16.2	15.5	13.9
x86 servers	4,732	5,686	6,459	7,135	7,920	8,837	9,777	10,840	10.9
Growth (%)	NA	20.1	13.6	10.5	11	11.6	10.6	10.9
Value of shipments ($M)
Total PCs	181,339	199,950	217,795	228,212	240,520	253,858	262,053	271,152	4.5
Growth (%)	NA	10.3	8.9	4.8	5.4	5.5	3.2	3.5
Desktops	101,729	107,444	109,233	107,521	107,776	108,600	107,314	106,966	-0.4
Growth (%)	NA	5.6	1.7	-1.6	0.2	0.8	-1.2	-0.3
Portables	58,181	68,383	82,015	93,259	104,353	115,621	124,037	132,057	10
Growth (%)	NA	17.5	19.9	13.7	11.9	10.8	7.3	6.5
Notebook	51,519	59,855	72,696	83,752	93,656	104,391	112,000	119,216	10.4
Growth (%)	NA	16.2	21.5	15.2	11.8	11.5	7.3	6.4
Ultraportables	6,662	8,528	9,318	9,507	10,697	11,230	12,038	12,840	6.6
Growth (%)	NA	28	9.3	2	12.5	5	7.2	6.7
x86 servers	21,429	24,123	26,548	27,432	28,391	29,637	30,702	32,130	3.9
Growth (%)	NA	12.6	10.1	3.3	3.5	4.4	3.6	4.7
Average system price ($)
Total PCs	1,165	1,116	1,048	991	936	892	849	813	-5
Growth (%)	NA	-4.2	-6.1	-5.4	-5.6	-4.6	-4.8	-4.3
Desktops	912	862	803	758	710	675	640	611	-5.3
Growth (%)	NA	-5.4	-6.9	-5.5	-6.3	-4.9	-5.2	-4.5
Portables	1,478	1,398	1,256	1,148	1,071	1,007	945	893	-6.6
Growth (%)	NA	-5.4	-10.1	-8.6	-6.6	-6	-6.1	-5.5
Notebook	1,454	1,365	1,224	1,121	1,049	990	931	880	-6.4
Growth (%)	NA	-6.2	-10.3	-8.4	-6.5	-5.6	-6	-5.5
Ultraportables	1,691	1,686	1,583	1,447	1,324	1,196	1,110	1,040	-8.1
Growth (%)	NA	-0.3	-6.1	-8.6	-8.5	-9.7	-7.2	-6.4
x86 servers	4,528	4,243	4,110	3,844	3,585	3,354	3,140	2,964	-6.3
Growth (%)	NA	-6.3	-3.1	-6.5	-6.8	-6.4	-6.4	-5.6

Notes:

Portable PCs represent the sum of notebooks and ultraportables.

See Table 12 for key forecast assumptions.

Source:	IDC, June 2006

MARKET ANALYSIS Pg-53 of the S-1

Worldwide Broadband Services 2006–2010 Forecast

Amy Harris Lind

IDC OPINION

Globally, demand for broadband services remains strong, with more than 53 million subscribers signing up for a broadband service in 2005. Broadband’s future is equally bright; IDC projects that global broadband subscribers will nearly double in number over the next five years, reaching 395.7 million by 2010. This study presents IDC’s worldwide broadband services market forecast, segmented by major geographic region. Key findings include:

•	Digital subscriber line (DSL) reigns supreme as the dominant installed broadband technology globally. In 2005, DSL accounted for a 68.1% share of the market. Comparatively, cable modems accounted for a 24.5% share, and metro Ethernet Internet access (MEIA) garnered a 6.3% share of global broadband connections. Even though the battle between cable modems and DSL wages on in the United States, Canada, and select Western European countries, DSL will remain the leading broadband technology deployed globally through the end of the decade, with its share of broadband subscriptions remaining stable at 66.8% in 2010.

•	Bundling and tiering remain near-term priorities for providers focused on maintaining strong new subscriber additions, increasing average revenue per user (ARPU), and reducing churn. Bundling multiplay services such as voice and video enables providers to lock in customers to their product offerings, helping reduce churn and maximize ARPU. Tiered service offerings drive adoption, reduce churn, and gain market share by expanding the bandwidth and pricing options available to a wider segment of the market.

•	Broadband services represent a strong growth opportunity — by 2010, broadband access will represent a $122.5 billion opportunity globally, up from $69.7 billion in 2005. Factors driving this growth are the increased choice and affordability of broadband services, consumer migration from narrowband to broadband, and the growing popularity of broadband-enabled content.

•	With more than half of worldwide online households accessing the Internet via broadband at the end of 2005, broadband is no longer simply about a faster connection to the Web. In fact, broadband has become the heart of the digital home, enabling providers to push connectivity more deeply into the home and beyond the PC. Yet, even with fast Internet access remaining the near-term application for broadband, as providers ramp their voice over broadband (VoBB), Internet video, and other broadband-enabled services offerings and as these services mature and gain mindshare among consumers, they will become essential components of providers’ competitive broadband services portfolios.

Filing Information: May 2006, IDC #201704, Volume: 1, Tab: Markets

The present can’t keep pace with the future —Pg 53 of the S-1

Denes Bolza

618 words

1 September 2005

PACE (Process & Control Engineering)

12

Volume 00, Issue 00

English

© Copyright 2005. Reed Business Information Limited. All rights reserved.

Disk memory doubling

EVERYONE knows Moore’s Law: the doubling of semiconductor processing power every 18 months. Another law is at least as powerful - Kryder’s Law: the yearly doubling of disk memory - ever cheaper and smaller hard drives.

Mark Kryder is founder and director of Carnegie Mellon’s Data Storage Systems Center, and the CTO of Seagate Technology. He has been at the forefront of rapidly increasing disk-density memory and it’s still his over-riding mission. Kryder thinks that soon the average person will own some 10-20 drives, tucked away in various appliances.

Many people think holographic systems will be the ultimate storage technology. But Kryder predicts hard drives will hit the terabyte benchmark faster than anything else. The scenario continues to unfold ...

My first job in the US was in 1968, at Burroughs in Pasadena. I worked on disk drives with multiple platters about 36 inches across, rotating at high speed with multiple heads across each disk for fast access. Those “giant” drives had about 50 megabytes of memory, considered amazing at the time.

Hey, I didn’t “invent” the floppy but I remember suggesting that we should develop a 6-inch flexible disk, providing about 100 K of memory.

This was a some years before “floppy” disks were introduced, with 360 K memory.

Then there was the 1.44 megabyte Sony floppy cartridge.

This was when 80 megabyte drives were considered huge.

Today, you can buy a 1 gigabyte card for your camera for under $100, and affordable terabyte (1000 gigabytes) hard drives are close.

Since 1956, when magnetic disk drives were introduced, the density of information bits/square - inch has increased about 50 million times. The performance of silicon chips has not multiplied by that ratio.

Smaller, high-density drives have created many products and markets. Now tiny high density disk-drives are appearing in GPS systems, cameras, PDAs, cell phones and TVs. Without cheap drives, TIVO (and other TV recorders) would not have attained a significant level of acceptance. Indeed, the speed and breadth of Kryder’s Law even outpaces Moore’s Law.

Conversations with futurists

© 2006 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

I SPEND a lot of time studying futuristic technologies. You’ve heard the expression: “The future is closer than you think”.

Here are three people who are working on things that will make a difference sooner than we think.

Biologist Craig Venter gained credibility when his company decoded the human genome ahead of US-supported efforts. Now, after studying the code of life, Venter has a new goal: to produce life itself. The implications are revolutionary.

Normally, new life is created via reproduction, with each generation passing its genes on to the next. But Venter wants to manufacture the genome of a single-cell bacterium in his lab, to be put inside a bacterium whose own genes are removed.

By creating such life forms, Venter thinks that we may come closer to understanding what life is, and how we can manipulate this for the benefit of humans.

Rodney Brooks is director of the MIT Artificial Intelligence Laboratory and chairman of iRobot Corp. His mission is to move away from humanoid robots and towards the question of what makes something alive. Brooks is trying to build robots that have the properties of living systems.

Ray Kurzweil is a technology futurist who believes that, 25 years from now, biomedical technology will advance to the point where it will be possible to halt the aging process.

Seems screwy, but Kurzweil himself (now 58) will be 82 in 25 years, and he’s preparing himself for some form of immortality - downloading his intelligence to a computer.

Document PACE000020050923e19100007

© 2006 Dow Jones Reuters Business Interactive LLC (trading as Factiva). All rights reserved.

discount, equal to 2.25% of the gross proceeds of this offering, until the consummation of a business combination. Upon the consummation of our initial business combination, such deferred discount (subject to an $0.18 per share reduction for public stockholders who vote against our initial business combination and exercise their conversion rights, as described below) shall be released to the underwriters out of the gross proceeds of this offering held in the trust account. The underwriters will not be entitled to any interest accrued on the deferred discount.

None of the warrants may be exercised until after the consummation of our initial business combination and, thus, after the proceeds of the trust account have been disbursed. Accordingly, the warrant exercise price will be paid directly to us and not placed in the trust account.

Interest earned on the trust account:

One-half of the interest earned on the trust account, net of taxes payable, up to an annual aggregate amount of $1,500,000, will be released to us upon our demand to fund working capital and other corporate requirements. All remaining interest earned, net of taxes payable, will remain in the trust account for our use in consummating a business combination and for payment of the deferred underwriting discount, or released to our public stockholders upon their voting against our initial business combination and their exercise of their conversion rights, or following our dissolution or liquidation.

Although we do not know the exact rate of interest to be earned on the trust account, we believe that the recent historical interest rates of U.S. Treasury Bills with less than six month maturities are indicative of the interest to be earned on the funds in the trust account. According to the Federal Reserve Statistical Release dated October 10, 2006, referencing historical interest rate data which appears on the Federal Reserve website, U.S. Treasury Bills with four week, three month and six month maturities were yielding, as of the week ending October 6, 2006, 4.65%, 4.79% and 4.83%, respectively. While we cannot assure you the balance of the trust account will be invested to yield these rates, we believe such rates are representative of those we may receive on the balance of the trust account.

Private placement:

Our existing stockholders have agreed to purchase from us in a private placement 1,820,000 warrants at a purchase price of $1.00 per warrant, for an aggregate purchase price of $1,820,000. The $1,820,000 of proceeds from the private placement will be placed in the trust account and become part of the liquidating distribution to our public stockholders in the event of a liquidation prior to our initial business combination. The warrants to be sold in the private placement can be exercised on a cashless basis so long as they are held by the original purchasers, members of their immediate families, or their controlled affiliates. The warrants to be sold in the financing and none of our executive officers, directors or existing stockholders are obligated to provide any additional financing. If we do not have sufficient proceeds and are unable to obtain additional financing, we may be required to dissolve and liquidate prior to consummating a business combination.

Although we do not know the exact rate of interest to be earned on the trust account, we believe that the recent historical interest rates of U.S. Treasury Bills with less than six month maturities are indicative of the interest to be earned on the funds in the trust account. According to the Federal Reserve Statistical Release dated October 10, 2006, referencing historical interest rate data which appears on the Federal Reserve website, U.S. Treasury Bills with four week, three month and six month maturities were yielding, as of the week ending October 6, 2006, 4.65%, 4.79% and 4.83%, respectively. While we cannot assure you the balance of the trust account will be invested to yield these rates, we believe such rates are representative of those we may receive on the balance of the trust account.

A significant portion of our working capital could be expended in pursuing business combinations that are not consummated.

It is anticipated that the investigation of each specific acquisition target and the negotiation, drafting and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. In addition, we may opt to make down payments or pay exclusivity or similar fees in connection with structuring and negotiating a business combination. If a decision is made not to complete a specific business combination, the costs incurred up to that point in connection with the abandoned transaction, potentially including down payments or exclusivity or similar fees, will not be recoverable. Furthermore, even if an agreement is reached relating to a specific acquisition target, we may fail to consummate the transaction for any number of reasons including those beyond our control, such as if our public stockholders holding 20% or more of our common stock vote against the transaction and exercise their conversion rights even though a majority of our public stockholders approve the transaction. Any such event will result in a loss to us of the related costs incurred, which could materially and adversely affect our subsequent attempts to locate and combine with another business.

You will not be entitled to protections normally afforded to investors of blank check companies.

Because the net proceeds of this offering are intended to be used to complete a business combination with an unidentified acquisition target, we may be deemed to be a “blank check” company under the United States securities laws. However, since we will have net tangible assets in excess of $5,000,000 upon the successful completion of this offering and will file a Current Report on Form 8-K with the SEC promptly following completion of this offering including an audited balance sheet demonstrating this fact, we are exempt from rules promulgated by the SEC to protect investors of blank check companies, such as Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules. Because we are not subject to these rules, including Rule 419, our units will be immediately tradable and we have a longer period of time to complete a business combination in certain circumstances than we would if we were subject to such rule. For a more detailed comparison of our offering to offerings under Rule 419, see the section entitled “Proposed Business—Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419.”

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share liquidation price received by stockholders may be less than the approximately $7.66 per share held in trust.

Placing of funds in the trust account may not protect those funds from third party claims against us. Upon our dissolution, we will be required, pursuant to Delaware General Corporate Law Section 281, to pay or make reasonable provision to pay all of our claims and obligations, including contingent or conditional claims, which we intend to pay, to the extent sufficient to do so, from our funds not held in the trust account. Although we will seek to have all vendors, prospective acquisition target or other entities with which we execute agreements waive any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our

FRB: H.15 Release—Selected Interest Rates—October 10, 2006

Federal Reserve Statistical Release H.15 Selected Interest Rates

Release Date: October 10, 2006

Release dates | Daily update | Historical data | Data Download | About

Current release Other formats: Screen reader | ASCII | PDF (17 KB)

FEDERAL RESERVE STATISTICAL RELEASE

H.15 (519) SELECTED INTEREST RATES

For use at 2:30 p.m. Eastern Time

Yields in percent per annum	October 10, 2006
	2006 Oct 2	2006 Oct 3	2006 Oct 4	2006 Oct 5	2006 Oct 6	Week Ending		2006 Sep
Instruments						Oct 6	Sep 29
Federal funds (effective) 1 2 3	5.33	5.25	5.23	5.23	5.22	5.30	5.27	5.25
Commercial Paper 3 4 5
Nonfinancial
1-month	5.23	5.22	5.21	5.20	5.10	5.19	5.22	5.21
2-month	5.19	5.18	5.20	5.18	5.15	5.18	5.19	5.19
3-month	n.a.	n.a.	5.18	n.a.	n.a.	5.18	n.a.	5.21
Financial
1-month	5.23	5.24	5.24	5.23	5.22	5.23	5.23	5.24
2-month	5.24	5.23	5.23	5.23	5.23	5.23	5.23	5.25
3-month	5.23	5.23	5.23	5.23	5.23	5.23	5.22	5.25
CDs (secondary market) 3 6
1-month	5.29	5.29	5.28	5.28	5.29	5.29	5.29	5.29
3-month	5.33	5.33	5.32	5.31	5.33	5.32	5.32	5.34
6-month	5.34	5.33	5.31	5.31	5.33	5.32	5.32	5.37
Eurodollar deposits (London) 3 7
1-month	5.32	5.32	5.32	5.32	5.32	5.32	5.32	5.32
3-month	5.36	5.36	5.36	5.36	5.36	5.36	5.36	5.38
6-month	5.36	5.36	5.33	5.33	5.36	5.35	5.36	5.39
Bank prime loan 2 3 8	8.25	8.25	8.25	8.25	8.25	8.25	8.25	8.25
Discount window primary credit 2 9	6.25	6.25	6.25	6.25	6.25	6.25	6.25	6.25

http://www.federalreserve.gov/releases/h15/Current/	10/13/2006

FRB: H.15 Release—Selected Interest Rates—October 10, 2006

U.S. government securities
Treasury bills (secondary market) 3 4
4-week	4.56	4.62	4.69	4.72	4.66	4.65	4.53	4.68
3-month	4.76	4.78	4.80	4.81	4.82	4.79	4.76	4.81
6-month	4.83	4.83	4.81	4.84	4.86	4.83	4.82	4.89
Treasury constant maturities
Nominal 10
1-month	4.67	4.71	4.78	4.81	4.76	4.75	4.62	4.77
3-month	4.88	4.90	4.93	4.94	4.95	4.92	4.88	4.93
6-month	5.02	5.02	5.00	5.03	5.05	5.02	5.01	5.08
1-year	4.90	4.90	4.87	4.90	4.94	4.90	4.90	4.97
2-year	4.66	4.67	4.60	4.65	4.74	4.66	4.67	4.77
3-year	4.59	4.59	4.53	4.58	4.67	4.59	4.59	4.69
5-year	4.56	4.56	4.50	4.55	4.64	4.56	4.56	4.67
7-year	4.57	4.57	4.52	4.56	4.65	4.57	4.56	4.68
10-year	4.62	4.62	4.57	4.61	4.70	4.62	4.60	4.72
20-year	4.83	4.83	4.79	4.84	4.92	4.84	4.81	4.93
30-year	4.76	4.76	4.72	4.76	4.84	4.77	4.73	4.85
Inflation indexed 11
5-year	2.31	2.35	2.33	2.38	2.46	2.37	2.33	2.38
7-year	2.28	2.30	2.28	2.33	2.40	2.32	2.29	2.35
10-year	2.27	2.29	2.27	2.31	2.37	2.30	2.26	2.32
20-year	2.26	2.28	2.24	2.27	2.32	2.27	2.25	2.31
Inflation-indexed long-term average 12	2.22	2.23	2.20	2.22	2.28	2.23	2.21	2.26
Interest rate swaps 13
1-year	5.29	5.29	5.27	5.27	5.33	5.29	5.30	5.38
2-year	5.07	5.08	5.04	5.04	5.13	5.07	5.08	5.19
3-year	5.01	5.02	4.99	4.99	5.09	5.02	5.02	5.13
4-year	5.01	5.02	4.99	5.00	5.10	5.02	5.01	5.13
5-year	5.04	5.04	5.01	5.02	5.12	5.04	5.03	5.15
7-year	5.08	5.08	5.05	5.08	5.16	5.09	5.07	5.20
10-year	5.14	5.14	5.11	5.15	5.22	5.15	5.12	5.25
30-year	5.28	5.28	5.25	5.30	5.36	5.30	5.25	5.37
Corporate bonds
Moody’s seasoned
Aaa 14	5.41	5.40	5.37	5.41	5.49	5.42	5.39	5.51
Baa	6.35	6.34	6.31	6.35	6.43	6.36	6.32	6.43
State & local bonds 15				4.25		4.25	4.23	4.27
Conventional mortgages 16				6.30		6.30	6.31	6.40

n.a. Not available.

http://www.federalreserve.gov/releases/h15/Current/	10/13/2006

FRB: H.15 Release—Selected Interest Rates—October 10, 2006

Footnotes

1. The daily effective federal funds rate is a weighted average of rates on brokered trades.

2. Weekly figures are averages of 7 calendar days ending on Wednesday of the current week; monthly figures include each calendar day in the month.

3. Annualized using a 360-day year or bank interest.

4. On a discount basis.

5. Interest rates interpolated from data on certain commercial paper trades settled by The Depository Trust Company. The trades represent sales of commercial paper by dealers or direct issuers to investors (that is, the offer side). The 1-, 2-, and 3-month rates are equivalent to the 30-, 60-, and 90-day dates reported on the Board’s Commercial Paper Web page

(www.federalreserve.gov/releases/cp/).

6. An average of dealer bid rates on nationally traded certificates of deposit.

7. Bid rates for Eurodollar deposits collected around 9:30 a.m. Eastern time.

8. Rate posted by a majority of top 25 (by assets in domestic offices) insured U.S.-chartered commercial banks. Prime is one of several base rates used by banks to price short-term business loans.

9. The rate charged for discounts made and advances extended under the Federal Reserve’s primary credit discount window program, which became effective January 9, 2003. This rate replaces that for adjustment credit, which was discontinued after January 8, 2003. For further information, see www.federalreserve.gov/boarddocs/press/bcreg/2002/200210312/default.htm. The rate reported is that for the Federal Reserve Bank of New York. Historical series for the rate on adjustment credit as well as the rate on primary credit are available at www.federalreserve.gov/releases/hl5/data.htm.

10. Yields on actively traded non-inflation-indexed issues adjusted to constant maturities. The 30-year Treasury constant maturity series was discontinued on February 18, 2002, and reintroduced on February 9, 2006. From February 18, 2002, to February 9, 2006, the U.S. Treasury published a factor for adjusting the daily nominal 20-year constant maturity in order to estimate a 30-year nominal rate. The historical adjustment factor can be found at www.treas.gov/offices/domestic-finance/debt-management/interest-rate/ltcompositeindex_historical.shtml. Source: U.S. Treasury.

11. Yields on Treasury inflation protected securities (TIPS) adjusted to constant maturities.Source: U.S. Treasury. Additional information on both nominal and inflation-indexed yields may befound at www.treas.gov/offices/domestic-finance/debt-management/interest-rate/index.html.

http://www.federalreserve.gov/releases/h15/Current/	10/13/2006

FRB: H.15 Release—Selected Interest Rates—October 10, 2006

12. Based on the unweighted average bid yields for all TIPS with remaining terms to maturity of more than 10 years.

13. International Swaps and Derivatives Association (ISDA(R)) mid-market par swap rates. Rates are for a Fixed Rate Payer in return for receiving three month LIBOR, and are based on rates collected at 11:00 a.m. Eastern time by Garban Intercapital plc and published on Reuters Page ISDAFIX(R)1. ISDAFIX is a registered service mark of ISDA. Source: Reuters Limited.

14. Moody’s Aaa rates through December 6, 2001, are averages of Aaa utility and Aaa industrial bond rates. As of December 7, 2001, these rates are averages of Aaa industrial bonds only.

15. Bond Buyer Index, general obligation, 20 years to maturity, mixed quality; Thursday quotations.

16. Contract interest rates on commitments for fixed-rate first mortgages. Source: FHLMC.

Note: Weekly and monthly figures on this release, as well as annual figures available on the Board’s historical H.15 web site (see below), are averages of business days unless otherwise noted.

Current and historical H.15 data are available on the Federal Reserve Board’s web site (www.federalreserve.gov/). For information about individual copies or subscriptions, contact Publications Services at the Federal Reserve Board (phone 202-452-3244, fax 202-728-5886). For paid electronic access to current and historical data, call STAT-USA at 1-800-782-8872 or 202-482-1986.

Description of the Treasury Nominal and Inflation-Indexed Constant Maturity Series

Yields on Treasury nominal securities at “constant maturity” are interpolated by the U.S. Treasury from the daily yield curve for non-inflation-indexed Treasury securities. This curve, which relates the yield on a security to its time to maturity, is based on the closing market bid yields on actively traded Treasury securities in the over-the-counter market. These market yields are calculated from composites of quotations obtained by the Federal Reserve Bank of New York. The constant maturity yield values are read from the yield curve at fixed maturities, currently 1, 3, and 6 months and 1, 2, 3, 5, 7, 10, 20, and 30 years. This method provides a yield for a 10-year maturity, for example, even if no outstanding security has exactly 10 years remaining to maturity. Similarly, yields on inflation-indexed securities at “constant maturity” are interpolated from the daily yield curve for Treasury inflation protected securities in the over-the-counter market. The inflation-indexed constant maturity yields are read from this yield curve at fixed maturities, currently 5, 7, 10, and 20 years.

http://www.federalreserve.gov/releases/h15/Current/	10/13/2006

FRB: H.15 Release—Selected Interest Rates—October 10, 2006

Release dates | Daily update | Historical data | About

Current release Other formats: Screen reader | ASCII | PDF (17 KB)

Statistical releases

Home | Economic research and data

Accessibility | ContactUs

Last update: October 10, 2006

http://www.federalreserve.gov/releases/h15/Current/	10/13/2006